NO ACT

PE
3-13-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005639

MAR 17 2014

Washington, DC 20549

March 17, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-17-14

Suzanne K. Hanselman
Baker & Hostetler LLP
shanselman@bakerlaw.com

Re: Associated Estates Realty Corporation

Dear Ms. Hanselman:

This is in regard to your letter dated March 13, 2014 concerning the shareholder proposal submitted by Westdale Construction Co. Limited for inclusion in Associated Estates' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Associated Estates therefore withdraws its January 7, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Jeffrey M. Sone
Jackson Walker L.L.P.
jsone@jw.com

BakerHostetler

Baker&Hostetler LLP

PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Suzanne K. Hanselman
direct dial: 216.861.7090
SHanselman@bakerlaw.com

March 13, 2014

Via Email: shareholderproposal@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Westdale Construction Co. Limited

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated January 7, 2014, requesting the staff's concurrence that Associated Estates Realty Corporation (the "Company") may exclude the shareholder proposal referenced above from the proxy materials for the Company's 2014 annual meeting of stockholders.

On March 12, 2014, the proponent's counsel contacted the undersigned via an email communication withdrawing the proposal. A copy of the email communication is attached as *Exhibit A*. Because the proponent has withdrawn the proposal, the Company hereby withdraws its request for a no-action letter relating to the proposal.

A copy of this letter also is being provided simultaneously to the proponent.

If you have any questions or require additional information, please call me at 216.861.7090.

Sincerely,

Suzanne K. Hanselman

Enclosure

cc: Jeffrey M. Sone, Jackson Walker L.L.P. jsone@jw.com

Exhibit A

From: "Sone, Jeff" <jsone@jw.com>
Date: March 12, 2014 at 5:06:44 PM EDT
To: "Hanselman, Suzanne" <SHanselman@bakerlaw.com>
Cc: "Hyndman, Pete" <phyndman@jw.com>, "Hornberger, Willie" <whornberger@jw.com>
Subject: Re: Following Up

Suzanne,

I apologize for the informality of emailing you, but I am in Korea at the moment.

On behalf of our client Westdale Construction Co. Limited, we would like to withdraw the shareholder proposal made for inclusion in the proxy materials for Associated Estates upcoming Annual Meeting.

Please let me know if you need anything further from me on this.

Sent from my iPhone

Purpose of Email: This email is not intended to create an attorney client relationship where none previously exists. This email is not intended to be an opinion of counsel about tax or other law. This email was not written, is not intended, and should not be relied upon by any person to avoid penalties under federal tax law.

On Mar 8, 2014, at 1:20 AM, "Hanselman, Suzanne" <SHanselman@bakerlaw.com<mailto:SHanselman@bakerlaw.com>> wrote:

Just following up on our discussion on Tuesday. Do you have any additional information? Thanks, Suzanne

Suzanne Hanselman<http://www.bakerlaw.com/FindLawyers.aspx?Lookup_By_Email=shanselman> | BakerHostetler<http://www.bakerlaw.com/>

PNC Center | 1900 East 9th Street, Suite 3200 | Cleveland, OH 44114-3482

T 216.861.7090 | F 216.696.0740

shanselman@bakerlaw.com<mailto:shanselman@bakerlaw.com>

Baker&Hostetler LLP

PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Suzanne K. Hanselman
direct dial: 216.861.7090
SHanselman@bakerlaw.com

February 7, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Associated Estates Realty Corporation***
Supplemental Correspondence Regarding Shareholder Proposal of Westdale Construction Co. Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This correspondence supplements our letter dated January 7, 2014 (the "Request Letter") informing you that our client, Associated Estates Realty Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Westdale Construction Co. Limited (the "Proponent"). We are submitting this supplemental correspondence in order to address certain points raised in the Proponent's response to the Request Letter, submitted by counsel to the Proponent on January 30, 2014 (the "Response Letter").

Pursuant to Rule 14a-8(j), concurrently with our submission, we are sending a copy of this supplemental correspondence to the Proponent.

In the Request Letter, we requested that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(f) because the Proponent failed to provide the requisite proof of share ownership satisfying the eligibility requirements of Rule 14a-8(b);

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(3) because the Supporting Statement is replete with false and misleading statements;
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;
- Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate Ohio law; and
- Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

We reiterate our request that the Staff concur in our view that the Proposal is properly excludable on each of the foregoing bases and direct the Staff to our Request Letter for our analysis supporting exclusion on each basis. The purpose of this supplemental correspondence is limited to responding to certain assertions raised in the Response Letter.

RESPONSE LETTER

We believe that throughout the Response Letter, the Proponent attempts to recast the Proposal and the Supporting Statement in a manner that is at odds with their actual language, presumably in the hope of diverting attention away from the grounds that support their proper exclusion under Rule 14a-8(i).

A. Section II of the Response Letter – Vague and Indefinite under Rule 14a-8(i)(3)

On page 4 of the Response Letter, the Proponent essentially rewrites the Proposal in an attempt to eliminate inconsistencies and ambiguities, erroneously stating that the Proposal provides for the following:

> "(1) the Board forms an independent committee of directors with the mandate to pursue a sale of the Company on terms that maximize shareholder value, and (2) the appointed committee take steps to pursue such a sale including engaging a reputable investment bank to actively seek a sale or merger (merger in this context referring to sale by way of merger)."

This reconstruction of the Proposal differs from the actual Proposal in significant ways:

- The Response Letter adds a parenthetical explaining the meaning of "merger" and links the engagement of the investment bank to the purposes of the committee (by including the phrase "take steps to pursue <u>such</u> a sale"). Elsewhere in the Response Letter, the Proponent claims that the word "merger" in the Proposal clearly modifies the initial clause of the Proposal calling for a "sale" of the Company. We disagree. The Proposal refers to a "sale <u>or</u> merger," with the use of the disjunctive recognizing that a merger is something different than a sale. This plain reading is consistent with the fact that, as we explained in our Request Letter, a merger could encompass a sale of the Company, an acquisition by the Company or a combination of the Company with another entity. This plain reading is also supported by the fact that the Supporting Statement focuses principally on the purported disadvantages faced by the Company as a result of its market capitalization (approximately $900 million) – something that could be addressed by growth through acquisitions or combinations.

- The Response Letter uses the phrase "maximize shareholder value" rather than the phrase actually used in the Proposal: "maximize share value." We believe this is a subtle but substantive difference. While ambiguous, the concept of maximizing share value could be construed to relate to a short-term goal of realizing a high share price, while maximizing shareholder value is a broader concept that could involve long-term value creation consistent with applicable fiduciary duties. In the last paragraph of Section II on page 5 of the Response Letter, the Proponent notes that "[i]n the context of any sale of the Company, the independent committee and the Board will have, among their fiduciary duties, the maximization of shareholder value" and asserts that no confusion would result from this common scenario. However, "maximization of shareholder value" is not used in the Proposal. The fact that the Proponent felt compelled to provide a lengthy explanation, and resorted to using a different phrase, in the Response Letter supports the Company's view that the Proposal and the Supporting Statement are excludable as vague and indefinite. The specific language of the Proposal is also significant to our opinion that the Proposal is properly excludable under Rule 14a-8(i)(2), as discussed in the Request Letter and later in this supplemental correspondence.

- The Response Letter ignores the reference in the Proposal to the role of management in forming the committee. As discussed in the Request Letter, the reference to management further adds to the ambiguity of the Proposal because it is not clear what role management may play in implementing the Proposal. Also as discussed in the Request Letter, because the Proposal requests that management do something it cannot do (i.e., form a committee of the board of directors), we are of the opinion it is excludable under Rule 14a-8(i)(6). This basis for exclusion was not meaningfully addressed in the Response Letter.

In the second paragraph of Section II.B of the Response Letter, the Proponent asserts that "sale of assets" is not vague or indefinite, even though the phrase could be interpreted varyingly as calling for a sale of all of the Company's assets or piecemeal sales of Company properties (i.e., transactions in which the Company regularly engages in the ordinary course of its business). While the Proponent attempts to recast the Proposal and Supporting Statement as calling for "a sale of the Company, by whatever means are chose [sic] by the Board and the committee," this statement contradicts the actual language of the Proposal. The fact that the Proposal and Supporting Statement are susceptible to such varying readings and interpretations condemns them as impermissibly vague and indefinite.

The Proponent asserts that the Request Letter did not cite any precedent where "a supporting statement was used by the Staff to reinterpret the clear instructions in a proposal as being vague." As demonstrated above and in our Request Letter, we dispute the contention that the Proposal contains clear instructions. Furthermore, we believe there is ample precedent for reading the Proposal and Supporting Statement together. In Staff Legal Bulletin 14B, dated Sept. 15, 2004 ("SLB 14B"), the Staff explicitly described the "vague or indefinite" basis for exclusion as follows:

> "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result" (emphasis added).

We also believe that the no-action letters cited in the Request Letter demonstrate the application of this principle in the context of proposals less vague and indefinite than the Proposal. *See*, for example, *Bank of America Corp.* (avail. Mar. 12, 2013) (Staff permitted the exclusion of a proposal, which called for the company's board to appoint a committee to explore extraordinary transactions that could enhance shareholder value, as vague and indefinite where the proposal and supporting statement were internally inconsistent, such that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

B. Section III of the Response Letter – False and Misleading under Rule 14a-8(i)(3)

The Proponent attempts to refute the Company's arguments for exclusion based on false and misleading statements by "leaving aside the merits" and summarily asserting that the Company's objections fall into the categories identified in SLB 14B as "either not materially false and misleading and can be countered by the Company or are the opinion of the Proponent." However, the Response Letter ignores another category discussed in SLB 14B that continues to serve as a proper basis for exclusion – factual statements that are objectively demonstrated to be materially false or misleading. As we demonstrated in the Request Letter, most of the statements in the Supporting Statement fall squarely into this latter category. We also believe it is significant that the Proponent made no effort in the Response Letter to demonstrate that the statements we identified in the Request Letter were not false or misleading, or to explain why the statements were not material in the context of the Proposal.

The focus of the Supporting Statement is the Proponent's belief that, because the Company's size and financing activities have led to an underperforming share price, a maximum share price could only be realized through a transaction. In the Supporting Statement, the Proponent implies a specific and materially erroneous NAV per share when discussing the dilutive impact of a recent share issuance. Furthermore, the Proponent employs a myriad of undefined comparison groups and inherently misleading interest rate information to materially misrepresent the Company's actual performance. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote." *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976). In the context of the Proposal, statements as to value, financing and shareholder returns are unquestionably material; and specific statements as to value, financing and shareholder returns without any reasonable basis or support are inherently and objectively misleading. Because the Company has objectively demonstrated, and the Proponent has not refuted, that the Proposal and Supporting Statement are replete with false and misleading statements, exclusion is warranted. *See*, for example, *Bear Stearns Cos. Ins.* (avail. Jan. 30 2007) (Staff permitted exclusion where the company demonstrated that the proposal and supporting statement contained numerous false and misleading statements).

In SLB 14B, the Staff described its long-standing practice of permitting minor revisions for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, as stated in Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Rule 14a-8(i)(3) states: "Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to <u>exclude my proposal?</u>" followed by "[i]f <u>the proposal or supporting statement</u> is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." There is nothing in SLB 14B that changes this rule to prevent an entire proposal from being excludable because of the materially misleading character of a proposal or supporting statement. As outlined in the Request Letter, because virtually all of the assertions made by the Proponent in the Supporting Statement are materially false and misleading and relate to matters fundamental to a shareholder's evaluation of the Proposal, the Supporting Statement would have to undergo major revisions to bring it into compliance with Rule 14a-9. Therefore, the Proposal and the Supporting Statement should be excluded under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules. In addition, even if revisions to the Supporting Statement were permitted, as previously discussed, the Proposal itself would remain so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

C. Section IV of the Response Letter -- Ordinary Business Exclusion under Rule 14a-8(i)(7)

As we described in the Request Letter, the inconsistent references to "sale," "sale or merger" and "sale or merger of the Company or its assets" not only make the Proposal vague and misleading, but also may bring within the scope of the Proposal non-extraordinary transactions which are ordinary business matters. For example, the sale of assets may include selective property sales, which the Company regularly consummates in the ordinary course of its business. In the Response Letter, the Proponent asserts that the Proposal is clear on its face and only relates to extraordinary transactions. For the reasons expressed in the Request Letter and this supplemental correspondence, we disagree that the Proposal, when read together with the Supporting Statement, is clearly limited in such a manner. As the Proposal could reasonably be interpreted to encompass non-extraordinary transactions, we believe it is properly excludable under Rule 14a-8(i)(7) as we demonstrated in the Request Letter.

D. *Section V of the Response Letter – Violation of State Law under Rule 14a-8(i)(2)*

In Section V of the Response Letter, the Proponent attempts to refute our opinion that the Proposal, if implemented, would violate Ohio law and consequently is excludable under Rule 14a-8(i)(2). The Response Letter again seeks to distance itself from the actual language of the Proposal by attempting to change the meaning and minimize the significance of the words "pursue" and "seek" and to amend the phrase "maximize share value" to read "maximize shareholder value." The assertion in the Response Letter that members of the appointed committee "would continue to be free to exercise all discretion and fiduciary duties" in pursuing a transaction is simply incorrect. The members of such a committee would be charged with undertaking a specific action (pursuit of a sale) with a specific goal (maximizing share value). While we agree that "pursue" does not mean "consummate," if the Proposal were implemented as written, the committee members would nonetheless be mandated to take a specific course of action regardless of whether such members deemed that course of action proper and consistent with their authority and fiduciary duties under Ohio law. The Proponent is attempting to equate a mandate to "pursue" and "seek" with a mandate to merely explore or consider a transaction, but that is inconsistent with the meaning of those terms.

The second paragraph of Section V.B of the Response Letter is irrelevant to our opinion that, if implemented, the Proposal would violate Ohio law. We acknowledge that the Proposal is framed as a recommendation and the full Board would be free to exercise its discretion and fiduciary duties in determining whether to implement the Proposal by forming a committee with the mandate described in the Proposal. However, the relevant analysis under Rule 14a-8(i)(2) is whether the Proposal, if implemented, would violate state law. We do not argue that the Board would be "magically impotent," as the Response Letter suggests. Rather, if the Proposal were implemented as actually written, the members of the appointed committee would be prevented from the full exercise of their discretion and fiduciary duties under Ohio law.

The Response Letter also notes that "there is nothing in [*Lewis v. Celina Financial Corporation*] to suggest that boards cannot pursue a sale at the highest available price." While this may be a true statement, it is irrelevant. Our point in citing *Lewis* was that implementing the Proposal as written would involve a directive to the appointed committee to pursue a course of action to "maximize share value." We cited *Lewis* to support the proposition that the maximization of share value is not the applicable fiduciary duty in Ohio, whether in a sale context or otherwise. A board could certainly pursue a sale at the highest available price, but only if it determined that doing so was in the best interests of the corporation and its shareholders as required by Ohio law. The Proposal runs afoul of Ohio law because, if implemented by the Board, the appointed committee members would be deprived of their authority and responsibility to make such a determination.

We recognize that Ohio corporate law has some unusual nuances. We note that counsel for the Proponent is officed solely in Texas and that none of the Proponent's comments concerning Ohio law is supported by an opinion of Ohio counsel. We are headquartered in Ohio and affirm our opinion that the Proposal as actually written, if implemented, would violate Ohio law as described in the Request Letter.

CONCLUSION

Based upon the analysis contained in our Request Letter, as supplemented by the foregoing, we respectfully request the Staff to concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. You may contact me (tel: 216-861-7090); e-mail:shanselman@bakerlaw.com or John Harrington (tel: 216-861-6697; e-mail: jharrington@bakerlaw.com). Please send any correspondence regarding this matter to my attention.

Sincerely,

Suzanne K. Hanselman

cc: Scott I. Irwin, Associated Estates Realty Corporation

JACKSON WALKER L.L.P.
ATTORNEYS & COUNSELORS

Jeffrey M. Sone
(214) 953-6107 (Direct Dial)
(214) 661-6697 (Direct Fax)
jsone@jw.com

January 30, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20546

Ladies and Gentlemen:

We write in response to respond to the January 7, 2014 letter (the "**No-Action Request**") sent to you by Suzanne K. Hanselman, Counsel to Associated Estates Realty Corporation (the "**Company**"), concerning the proposal to be voted on by the Company's shareholders (the "**Proposal**") and a supporting statement (the "**Supporting Statement**") submitted to the Company by Jackson Walker L.L.P. on behalf of our client Westdale Construction Co. Limited (the "**Proponent**"), for inclusion in the proxy statement and proxy for the Company's 2014 annual meeting of shareholders (the "**2014 Proxy Materials**").

In the No-Action Request, the Company requests that the staff of the Division of Corporate Finance ("**Staff**") advise the Company that it will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Company omits the Proposal from its 2014 Proxy Materials.

For the reasons set forth below, the Proposal is proper for inclusion in the 2014 Proxy Materials and the Company's arguments that inclusion is not required under Rules 14a-8(f), 14a-8(i)(3), 14a-8(i)(7), 14a-8(i)(2), and 14a-8(i)(6) of Rule 14a-8 (listed in the order in which they appear in the No-Action Request) are without material factual or legal basis and are contrary to prior Staff interpretations and as such the Staff should decline the Company's request for assurance that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded.

The Proposal reads as follows:

> **Shareholder Proposal:**
>
> The Shareholders recommend that the Board of Directors and management act expeditiously to form an independent committee of the Board to pursue a sale of the Company on terms that will maximize share value for shareholders, including engaging a reputable investment bank to actively seek a sale or merger of the Company.

901 Main Street, Suite 6000 • Dallas, Texas 75202 • (214) 953-6000 • fax (214) 953-5822
www.jw.com • Austin • Dallas • Fort Worth • Houston • San Angelo • San Antonio • Member of GLOBALAW℠

Supporting Statement:

Westdale Construction Co. Limited ("**Westdale**") believes that the underlying value of the Company's assets substantially exceeds the Company's market capitalization, and that the value of the Company's assets can be realized through a process resulting in a sale or merger of the Company or of its assets.

Westdale believes that several factors adversely affect the Company's market value and prevent that value from fully reflecting its underlying asset value.

With a market capitalization of approximately $900 million and 2012 revenues of approximately $175 million, the Company is substantially smaller than the competitors the Company identifies in its public presentations, whose market capitalizations range from approximately $2.3 billion to approximately $18.7 billion, with 2012 revenues ranging from approximately $335 million to $2.1 billion. As a result, the Company's general and administrative expenses run substantially higher than those same competitors, with general and administrative expenses for 2012 being reported as approximately 9.7% of revenues as compared to a range of 2.8% to 5.9% among its competitors, with an average of 4.4%. Westdale believes that the Company's size adversely affects its ability to compete with other public residential REITs.

In January 2013 and October 2013, the Company completed the issuance of unsecured senior notes of $150 million at 4.27% and $100 million at 4.65%, respectively. These interest rates are significantly higher than the interest rates incurred by other public residential REIT's unsecured senior notes issued in 2013. Additionally, the Company recently issued approximately 7 million shares for $17.25 per share, effectively diluting the Company's net asset value per share by approximately 4.2%. Westdale believes that the Company's financing activities have had and will continue to have an adverse effect on the Company's market capitalization.

The Company's current dividend yield exceeds all but one of the other public residential REITs, and the Company's stock price has underperformed the MSCI U.S. REIT index over the past three years, returning 2.4% as compared to 27.7% for that index. Westdale believes this under performance is reflective of the market's negative view of the Company's current composition and growth strategy.

Burden of Proof

Pursuant to Rule 14a-8(g) the burden of persuading the Staff that the Proposal can be omitted from its proxy statement is on the Company except as otherwise noted in Rule 14a-8. As detailed below, the Company has not met its burden of proof under any of the grounds it articulates in the No-Action Request.

I. **Rule 14a-8(f)**

A. Summary of Argument. The Company argues in the No-Action Request that it may exclude the Proposal under Rule 14a-8(f) on the grounds that the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) because one of the brokers from whom the Participant received a verification of ownership, NBCN, Inc. ("**NBCN**"), is not a Depository Trust Company ("**DTC**") participant or an affiliate of such a participant. As discussed below, this assertion by the Company is incorrect because NBCN is in fact equivalent to a DTC participant consistent with the function of the CDS Clearing and Depository Services, Inc. ("**CDS**") Direct Link Program.

B. Analysis. The Company argues in the No-Action Request that it may exclude the Proposal under Rule 14a-8(f) on the grounds that the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) because one of the brokers from whom the Participant received a verification of ownership from, NBCN, is not a DTC participant or an affiliate of such a participant. The Company acknowledges that NBCN appears on the DTC participant listing and that the shares held in the NBCN account with DTC are shown in the DTC securities position listing, but argues that NBCN is not a DTC participant because it participates in the DTC system through CDS (which is not an affiliate of NBCN) making NBCN neither a DTC participant or the affiliate of a DTC participant. This is a novel argument that has not been construed by the Staff up to this point. However, the argument fails because NBCN is indeed equivalent to a DTC participant by virtue of being sponsored for direct membership by CDS through its DTC Direct Link Program, which gives sponsored members full DTC privileges and control over their settlement activities once they transfer their holdings to the DTC nominee name, Cede & Co (*See* Exhibit A for an explanation of the Direct Link Program). NBCN's appearance on the DTC securities position listing shows that it has put its securities in the nominee name, Cede & Co and has its own account with DTC and is thus equivalent to a DTC participant. This fits with the policy articulated in Staff Legal Bulletin No. 14F ("**SLB 14F**") where the Staff took the position that introducing brokers will no longer be sufficient to verify a proponent's ownership of shares. The Staff continued to count DTC participants as registered owners under SLB 14F (and extended this to affiliates of OTC participants under Staff Legal Bulletin 14G) because the holdings of DTC participants are easily verifiable at any time if a corporation requests a DTC securities position listing. The Staff also reiterated the position that it has never required a proponent to obtain a verification from DTC or Cede & Co. The Company's argument taken to its logical conclusion would mean that all Canadian banks and brokerages are not registered holders of securities but must instead obtain verification of ownership from CDS. This requirement would be substantially equivalent to requiring verification from DTC or Cede & Co and defeats the whole purpose of the Direct Link program between CDS and DTC as well as the justification of the Staff articulated in SLB 14F. As such, adoption of the Company's view would have a chilling effect on shareholders participating in the proposal process under Rule 14a-8.

II. Rule 14a-8(i)(3) – Proposal is not Impermissibly Vague and Indefinite

A. Summary of Argument. The Company argues that "...the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and the Supporting Statement, which make it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to understand exactly what the Proposal requires." Specifically, the Company argues that the Proponent alternatively calls for a sale of the Company, a sale or merger of the Company, or a sale or merger of the Company or its assets and state that the Proponent's references to mergers and asset sales contemplate transactions other than a sale of the Company. This contention is without merit as the language of the Proposal and the Supporting Statement are clear on their respective faces.

B. Analysis. The Company notes that the Staff has taken the position that a proposal should be read in conjunction with its supporting statement. The Proposal and the Supporting Statement use commonly understood language and are clear on their respective faces. In the Proposal, the use of the word "merger" clearly modifies the initial clause of the proposal calling for a "sale" of the Company and is intended to make clear that the expectation is that the Company is not to be limited in the form of transaction it considers when seeking a "sale". The Proposal provides for the following actions to occur on the part of the Board and management: (1) the Board forms an independent committee of directors with the mandate to pursue a sale of the Company on terms that maximize shareholder value, and (2) the appointed committee take steps to pursue such a sale including engaging a reputable investment bank to actively seek a sale or merger (merger in this context referring to a sale by way of merger). There is nothing about either step of the Proposal that should be vague or confusing to either shareholders voting on the Proposal or to the Board and management. Nothing in the Supporting Statement suggests a different interpretation of the words in the Proposal. Consequently, the Proponent believes the Company's argument for exclusion of the Proposal on vagueness grounds to be without merit.

The reference to "sale or merger of the Company or of its assets" in the Supporting Statement must be read in conjunction with the rest of the sentence from which it was pulled and the rest of the Proposal and Supporting Statement. The Proponent in the first sentence of the Supporting Statement states its belief that the underlying value of the Company's assets substantially exceeds the Company's market capitalization and that the value can be realized through a sale or merger of the Company or its assets. The Company suggests that this means that the Proposal could mean a piecemeal sale of assets or even a merger of assets (correctly noted as a legal impossibility but clearly not the right reading of the sentence). However, the Supporting Statement does not recommend or mandate that the Company do anything nor does it intend to explain the process by which the Company is to handle a sale. Instead this sentence of the Supporting Statement merely articulates the Proponent's belief that the value of the Company's assets substantially exceeds its market capitalization and that this value can be realized through a sale of the Company, by whatever means are chose by the Board and the committee. The Company has not presented a single no-action letter where a supporting statement was used by the Staff to reinterpret the clear instructions in a proposal as being vague. The Supporting Statement should follow the Proposal and not the other way around.

The Company cites *Fuqua Industries, Inc.* for the proposition that a Proposal may be excluded where a corporation and its shareholders might interpret the proposal differently such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." However, *Fuqua Industries* has a very different factual context than the Proposal and the Company does not satisfactorily explain how the shareholders would be confused by the Proposal which if implemented by the Board requires only two steps. This is very unlike the confusing and grammatically complex proposal at issue in *Fuqua Industries*. Indeed the Proposal is even stronger than that in *Temple Inland, Inc.* (avail. Feb. 28, 1998), where the Proposal read "...immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company." The Staff was unable to concur that the Proposal or the Supporting Statement in *Temple-Inland* could be excluded for vagueness despite arguments by the issuer similar to some of the arguments being made by the Company (including almost word for word the argument in the second to last paragraph on page 8 of the No-Action Request).

The Company also makes the argument that the Proponent's use of the phrase "maximization of shareholder value" would confuse shareholders because the shareholders will not know what factors other than price are being considered by the Board in their analysis of various strategies to maximize shareholder value. The Company also professes to be confused as to how to pursue a sale that would maximize shareholder value and states that the Proposal would confuse the appointed committee. These arguments are simply resolved. The Proposal does not call for the Board to form a committee to identify ways to maximize shareholder value. Instead, it calls for the formation of an independent committee to pursue a sale on terms that maximize shareholder value. In the context of any sale of the Company, the independent committee and the Board will have, among their fiduciary duties, the maximization of shareholder value. It is unlikely that the Company's current Board, advised as they are by competent, experienced counsel, will be confused about that duty, should it arise. Similarly, it is unlikely that the shareholders will be confused about what would happen in the pursuit of a sale of the Company by a board committee. The appointment of independent committees under circumstances similar to those proposed by the Proposal are common and are commonly understood by shareholders, as are companies seeking the types of transaction suggested by the Proposal.

III. **Rule 14a-8(i)(3) – Proposal is not replete with False and Misleading Statements**

The Company argues that the Proposal can be excluded because it is replete with false and misleading statements. Leaving aside the merits of its contention, not one of the no-action letters cited by the Company with respect to 14a-8(i)(3) in the No-Action Request permitted a company to exclude the proposal itself on the grounds that statements in a supporting statement were false and misleading. In *OfficeMax, Inc.* (avail. Mar. 19, 2002) the no-action request was mooted by a withdrawal of the Proposal by the proponent. In *BostonFed Bancorp* (avail. Mar. 17, 2000), no-action relief was granted because the company had already substantially implemented the proposal at issue. As such neither of these two no-action letters are relevant. In every other no-action letter referenced on Page 11 of the No-Action Request, the proponent was allowed to revise the offending parts of its supporting statement. Where such revisions not accomplished in the time period granted by the Staff, the company would have been allowed to exclude the offending portions of the supporting statement but not the whole supporting statement or any of the proposal. *Keystone Financial Inc.* (avail. Mar 6, 2000) was the most permissive to the company and would have allowed it to exclude all but the proposal and the last two lines of the proponent's supporting statement. These letters suggest that at most the Company can argue for the exclusion of all of the Supporting Statement (although this would go beyond *Keystone*) but not the Proposal (as there are no statements of fact in the Proposal). Staff Legal Bulletin 14B (**"SLB 14B"**) states that company objections to (1) unsupported factual assertions, (2) non-materially false or misleading factual assertions that may be countered, (3) to factual assertions that may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or officers, and (4) statements of opinion the shareholder proponent or a referenced source, not identified specifically as such are to be dealt with in the company's statement in opposition. The Company's objections to Proponent's Supporting Statement fall into these categories identified in SLB 14B, as they all either not materially false or misleading and can be countered by the Company or are the opinion of the Proponent, and should be addressed in the statement in opposition not by exclusion or revision.

IV. **Rule 14a-8(i)(7)**

A. Summary of Argument. The Company argues that: "Although, on its face, the Proposal calls for formation of a committee to pursue a sale of the Company and thus, in certain respects, resembles the language used in some proposals where companies have not met their burden of demonstrating why the proposal was properly excludable (such as the proposal in *First Franklin Corp.*, for example), the remainder of the Proposal and the entirety of the Supporting Statement are related to broader issues that encompass non-extraordinary transactions and other ordinary business matters." As discussed below, this argument is without merit because the Proposal is quite clearly a recommendation that the Board take steps (forming an independent committee) to pursue a sale of the Company (as part of this process the independent committee is to retain an investment bank). A sale of the Company is undoubtedly an extraordinary transaction and therefore the Proposal relates only to extraordinary transactions much like those proposals in *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) and *First Franklin Corp.* (avail. Feb 22, 2006). The Supporting Statement contains no statements identifying a non-extraordinary business purpose for the sale transaction and so the facial meaning of the Proposal must stand.

B. Analysis. The Company argues that the Proposal can be excluded on the grounds that it relates to both extraordinary and non-extraordinary business transactions. However, by its own terms the Proposal refers to extraordinary transactions only. The Company cites both *First Charter Corp.* (avail. Jan. 18, 2005) and *Allegheny Valley* to show the distinction the Staff makes towards proposals relating to general obligations of the board of a company to serve the interests of a corporation's shareholders with those that direct the board and management to take specific steps in connection with an extraordinary corporate transaction. In *First Charter* the proposal requested that a board take several actions including forming a committee of independent directors with authority to explore strategic alternatives for maximizing shareholder value, (including the sale of the corporation) and directing the committee to retain an investment banking firm to advise an independent directors committee about strategic alternatives which would maximize shareholder value. The Staff agreed with the issuer's contention that the proponent's proposal referred to both non-extraordinary transactions and extraordinary transactions. In contrast in *Allegheny Valley*, the Staff did not allow exclusion of a proposal that called for a board to retain an investment bank to solicit offers of the bank's stock or assets and to present the highest cash offer within 120 days for the stockholder's acceptance or rejection of the offer.

The Proposal is more like the proposal in *Allegheny Valley* than that in *First Charter*. The Proposal does not call for the Board to do anything other than form an independent committee to pursue a sale of the Company on terms maximizing shareholder value and as part of the process to retain an investment bank to actively seek a sale or merger of the Company both of which are tasks related only to an extraordinary transaction (namely the sale of the Company). Just like *Allegheny Valley* the Proposal calls for the retaining of an investment bank and even provides alternative potential means of sale in the Proposal (stock or assets in the case of *Allegheny Valley* and sale or merger in the case of the Proposal). The only real difference is there is no requirement for the presentation of the best offer to the shareholders in the Proposal. In contrast *First Charter* called for forming a committee to explore strategic alternatives including a sale and appointing an investment bank to advise on strategic alternatives which would maximize shareholder value. This proposal by its very terms involved non-extraordinary transactions. The Proposal does not suffer from the defects of the *First Charter* proposal and does not instruct the appointed committee to pursue anything other than a sale of the Company.

The Company concedes that in other no-action letters, including *First Franklin* where the proponent requested that a company's board engage an investment bank to evaluate alternatives that could enhance shareholder value, including a merger or sale, and where the board was instructed take all other steps necessary to actively seek a sale or merger of a company on terms that will maximize shareholder value for shareholders, the Staff did not allow the exclusion of a proposal. The *First Franklin* proposal is closer to *First Charter* than the Proponent's is because it calls for the engagement of an investment bank to evaluate alternatives that could enhance shareholder value. The Proposal on the other hand calls for the committee to be formed only for the purpose of pursuing a sale of the Company and the investment bank to be engaged to actively seek a sale or merger (which is the same language used without problem in *First Franklin*). Given that the Proposal lies between *First Franklin* and *Allegheny Valley* and in both cases the Staff did not grant no-action relief, the Proposal would seem to fall comfortably into the class of proposals that relate to extraordinary transactions only and not suitable for no-action relief under 14a-8(1)(7).

The Company attempts to make the argument that the Proponent meant to say something completely different than what is written in the Proposal based on its reading of the Supporting Statement. The Company cites three no-action letters for this purpose. The first of these, *PepsiCo., Inc.* (avail. Mar. 3, 2011), relates to a shareholder proposal which requested that Pepsi report on its regulatory and public policy activities. While *PepsiCo* demonstrates that the Staff does read proposals and supporting statements holistically at least in certain cases, it provides very little insight into the extraordinary business transaction context. The second letter, *Fab Industries, Inc.* (avail. Mar. 23, 2000), is even less applicable as the Staff gave the proponent an opportunity to revise its supporting statement to recast it as a recommendation and to correct certain factual issues in the supporting statement and would not have omitted the proposal in question at all. As revised at the instructions of the Staff, the proposal in *Fab Industries* would resemble the Proposal. *Walt Disney Co.* (avail. Dec. 15, 2004) similarly to *PepsiCo* relates to public policy activities and is not relevant to the extraordinary transaction context.

On the strength of this unrelated precedent the Company then attempts to recast the Proposal as one which calls for the exploration of both extraordinary and non-extraordinary transactions. The Company provides a bullet point list of assertions which purport to demonstrate how the matters discussed in the Supporting Statement convert the Proposal from one covering only extraordinary transactions to non-extraordinary transactions merely from the topics discussed in the Supporting Statement. In the Company's first three bullet points it contorts the ordinary meaning of the words in the Proposal similar to the spurious lines it used to argue the Proposal was vague and suggests that because the Supporting Statement refers to issues that could be addressed by non-extraordinary transactions, the Proposal must also contemplate non-extraordinary transactions despite the clear language in the Proposal referring only to extraordinary transactions. In none of these first three bullet points does the Company make any effort to distinguish *First Franklin*, which uses language very similar to language that the Company complains of in these bullet points. The Company's final bullet point tries to distinguish *First Franklin* by arguing that the Supporting Statement does not state how a sale will maximize shareholder value or discuss a specific extraordinary transaction and therefore is different from that in *First Franklin*. While such a discussion in the supporting statement may have been necessary in *First Franklin* because the language of the proposal in *First Franklin* called for engaging an investment banker to "evaluate alternatives that could enhance shareholder value including...a merger or outright sale", the Company does not cite a requirement for a supporting statement to discuss why value will be maximized by an extraordinary transaction or to discuss specific extraordinary transactions in order for a proposal to relate only to extraordinary transactions. The lack of such material in the Supporting Statement simply cannot work an alchemic transformation of the plain words of the Proposal calling for a sale of the Company into one that calls for a committee to explore non-extraordinary transactions in addition to a sale.

The Company does cite two additional no-action letters where the Commission granted no-action relief that relate to extraordinary transactions. The first, *Avalon Holdings, Corp.* (avail. Jan. 23, 2003) dealt with a proposal that on its face contemplated only extraordinary transactions but where the supporting statement stated an explicit non-extraordinary business purpose, namely to determine the market value of the issuer. The Staff in *Avalon Holdings* found that the determination of market value is an ordinary business purpose and that because of this clearly articulated purpose in the supporting statement, the proposal encompassed non-extraordinary transactions and therefore was excludable. In contrast, the Supporting Statement contains no such contradictory statement of purpose. In order to counteract the plain language in the Proposal, the Supporting Statement would have to contain a statement equally as plainly related to an ordinary business purpose as that in *Avalon Holdings* and that contradicted the Proposal's language. As the Supporting Statement does not contain any such statement, *Avalon Holdings* is not applicable to the Proposal or the Supporting Statement. In *Sears Roebuck and Co.* (avail. Feb. 7, 2000) the Staff allowed the exclusion of a proposal because the proposal related to both extraordinary and non-extraordinary transactions (the proposal requested a sale of all or part of Sears). The Staff did not exclude the proposal because the supporting statement read in conjunction with the existing proposal really dealt with business plans (although the Company did make that argument) but rather because sales of part of Sears would be non-extraordinary transactions. As such, *Sears* is irrelevant to the Company's argument for exclusion.

In sum, the Company is arguing that the Proposal which reads "The Shareholders recommend that the Board of Directors and management act expeditiously to form an independent committee of the Board to pursue a sale of the Company on terms that will maximize share value for shareholders, including engaging a reputable investment bank to actively seek a sale or merger of the Company" actually means "The Shareholders recommend that the Board of Directors and management act expeditiously to form an independent committee of the Board to consider strategic alternatives to maximize share value for shareholders, including but not limited to a sale of the Company..." This construction of the Proposal is inconsistent with the plain language of the Proposal itself and no language in the Supporting Statement supports such a reading. In effect the Company suggests that the Proponent attempted to frame the Proposal in a devious manner to attempt to slip it past the ordinary business exclusion rule. As discussed above, the Proposal clearly suggests an extraordinary transaction and is, therefore, not excludable under Rule 14a-8(i)(7) because it deals with extraordinary transactions alone.

V. **Rule 14a-8(i)(2)**

A. Summary of Argument The Company argues that "Because the implementation of the Proposal would require the Committee to pursue a sale, it would require the directors participating on the Committee to abdicate their fiduciary responsibilities to consider other strategic alternatives that may be in the best interests of the Company and its shareholders." There is no indication in either the Proposal or the Supporting Statement that the Proponent seeks to compel the Board or independent committee to abdicate any fiduciary duty. The Proposal does not seek to compel any transaction, or even a transaction. Instead, it suggests the "formation of an independent committee of the Board to pursue a sale of the Company on terms that will maximize share value for shareholders, including engaging a reputable investment bank to actively seek a sale or merger of the Company." Seeking and pursuing are not consummating. Again, the Proponent expects that the Board and the independent committee will be well advised by counsel and will at all times seek to perform their duties, including while pursuing a sale or merger, in a manner that is consistent with their respective fiduciary duties. The Company also argues that the Proposal "requires the Committee to look only to maximizing share value, which is inconsistent with the duty of directors to consider the overall best interests of the corporation as required by O.R.C. Section 1701.59(B)." This argument is also without merit. Again, as discussed above, if the Board and an independent committee were to do as the plain language of the Proposal suggests, they would pursue an extraordinary transaction, but would continue to be free to exercise all discretion and fiduciary duties in doing so, because nothing in the Proposal or the Supporting Statement requires a transaction or any transaction.

B. <u>Analysis</u>. The Proposal would not require the Company to violate Ohio law. The Company argues that the use of the words "pursue" and "seek" in the Proposal would mandate the directors on the committee to approve a sale transaction and therefore that it removes their discretion under Ohio General Corporate Law ordinary meaning of these words and forces them to violate their fiduciary duties. As with the discussion above, this is a tortured reading of the Proposal. The pursuit of a transaction in the abstract does not compel a transaction or any particular transaction that presents itself, nor does not seek to compel the directors to violate any duty or law. It is within the realm of possibility that the Board, when presented with a possible transaction, will, in the exercise of its fiduciary duties, decline to proceed. Nothing in the Proposal or the Supporting Statement precludes that result, although the Supporting Statement should be read to indicate that the Proponent is of the opinion that that that is an unlikely result.

Furthermore, the Proposal is a shareholder recommendation to the Board. There is no requirement that the Board form a committee (which in the past has led to the exclusion or request for revision of certain proposal). In deciding to form the committee the Board will exercise its fiduciary duties. Should the Board form a committee with the directive to pursue a sale of the company as recommended in the Proposal, such an action would be within the Board's power under Ohio law and under the Regulations of the Company. Counsel to the Company has not provided reference to any Ohio law that suggests the board of an Ohio corporation cannot form a committee to pursue a sale of a corporation. If the Board has the power to form such a committee outside the shareholder proposal context, then a proposal recommending the formation of a committee would not render the Board magically impotent.

Counsel to the Company also argues that the Proposal requires the Committee to look only to maximizing share value, which Company counsel suggests is inconsistent with directors duties to consider the overall best interests of the corporation under Section 1701.59(B) of the Ohio Revised Code and that the Proposal would eliminate the directors' ability to consider other factors set forth in Section 1701.59(F). However, again, the suggestion that the Proponent's recommendation that a committee be formed to pursue a sale.of the Company on terms that maximize shareholder value is the same as a mandate that a sale occur which maximizes shareholder value is inconsistent with the plain words of the Proposal. If the Proposal is adopted, the directors will remain free from compulsion under the Proposal itself to exercise their discretion in pursuing the transaction and the independent committee will similarly remain free to exercise their powers duties, if those duties should so indicate to break off pursuit of a particular transaction, including doing so as a result of considering the factors other than the best interest of the shareholders as contemplated under Section 1701.59(F). The Proponent notes that, under Section 1701.59(F), in considering the best interest of the corporation the only mandatory interest the Board must consider is that of the Company's shareholders with all other 1701.59(F) factors to be considered in the discretion of the directors.

Counsel to the Company also in this section of the No-Action Request makes an argument regarding the lack of the applicability of Revlon duties under Ohio law and cites an Ohio case, *Lewis v. Celina Financial Corporation,* 101 Ohio App. 3d 464 (Mercer Cty. 1995), for this proposition. *Lewis* is entirely irrelevant to the publication of the Proposal. The Proponent is not challenging the directors of the Company for breaching their fiduciary duties in regards to an already completed transaction or a transaction the Company failed to undertake by arguing that the highest price was not obtained for shareholders. Instead Proponent is seeking to include the Proposal in the 2014 Proxy Materials. While Ohio boards may not have Revlon duties, there is nothing in *Lewis* to suggest that boards cannot pursue a sale at the highest available price in a sale or that a shareholder recommendation that they do so would cause the board to violate its fiduciary duty if implemented.

VI. **Rule 14a-8(i)(6)**

The Company asserts that the Company lacks the power or authority to implement the Proposal because the Board and management together cannot act to form a committee of the Board. This assertion is incorrect. It is true that the Board is given the power under both Ohio law and the Regulations of the Company to form committees. That power is not shared with management, and the Proposal does not suggest otherwise. What the Proposal does suggest is that the Board and management move expeditiously toward this goal. The Proponent expects that management plays an important role in advising the Board, and the Proposal is structured to recognize that relationship and encourage (but not compel) the Board and the management to move toward the Proposal's plain goals. As an example of the role that management might play, if a special meeting of the Board is required to appoint the committee, the chairman of the board and president of the Company (who would commonly be considered management) has the authority to call such special meeting under the Regulations of the Company. Similarly, management, including in house counsel, could also assist the committee in negotiating an engagement letter with the investment bank, with the assembly of diligence materials, and with the evaluation of the financial merits of transactions. The Proposal, therefore, is within the power of the Board and management acting together and cannot be excluded under Rule 14a-8(i)(6).

Conclusion

Under 14a-8(g) the Company has the burden of persuading the Staff to exclude shareholder proposals. The Company has not met this burden with respect to Rules 14a-8(i)(3), 14a-8(i)(7), 14a-8(i)(2), or 14a-8(i)(6). As the Company has not met its burden, the Proponent respectfully requests that the Staff reject the Company's No-Action Request. Furthermore, with respect to the grounds for exclusion articulated under 14a-8(f) for the Proponent's failure to prove ownership, the Proponent notes that NBCN is a participant in CDS and is listed on the DTC Participants list included in Exhibit E to the No-Action Request. Additionally, the Proponent notes that NBCN appears on the DTC securities position listing. Therefore, regardless of whether a CDS participant falls into the Staff's existing guidance regarding DTC participants and their affiliates, the Proponent submits that the Staff should consider all CDS participants listed on the DTC Participant List and appearing on a DTC securities position listing

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as registered owners within the meaning of Rule 14a-8(f) and SLB 14F. The Staff should deny no-action relief to the Company with respect to Rule 14a-8(f).

We would be happy to provide you with any additional information you require to make your decision as well as answer any questions you have regarding this subject. If you have any questions please contact me (tel: 214-953-6107); email: jsone@jw.com or Pete Hyndman (tel: 214-953-5880); email phyndman@jw.com.

Please acknowledge receipt of this letter by emailing me at the above listed contact information. A copy of this letter is being transmitted simultaneously to the Company and Susan Hanselman.

Very truly yours,

Jeffrey M. Sone

JMS:rph

Page 24 redacted for the following reason:

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Copyrighted Material Omitted

BakerHostetler

Baker&Hostetler LLP

PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Suzanne K. Hanselman
direct dial: 216.861.7090
SHanselman@bakerlaw.com

January 7, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Associated Estates Realty Corporation***
Shareholder Proposal of Westdale Construction Co. Limited
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Associated Estates Realty Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Westdale Construction Co. Limited (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL AND SUPPORTING STATEMENT

The Proposal and Supporting Statement follow:

Shareholder Proposal:
The Shareholders recommend that the Board of Directors and management act expeditiously to form an independent committee of the Board to pursue a sale of the Company on terms that will maximize share value for shareholders, including engaging a reputable investment bank to actively seek a sale or merger of the Company.

Supporting Statement:
Westdale Construction Co. Limited ("Westdale") believes that the underlying value of the Company's assets substantially exceeds the Company's market capitalization, and that the value of the Company's assets can be realized through a process resulting in a sale or merger of the Company or of its assets.

Westdale believes that several factors adversely affect the Company's market value and prevent that value from fully reflecting its underlying asset value.

With a market capitalization of approximately $900 million and 2012 revenues of approximately $175 million, the Company is substantially smaller than the competitors the Company identifies in its public presentations, whose market capitalizations range from approximately $2.3 billion to approximately $18.7 billion, with 2012 revenues ranging from approximately $335 million to $2.1 billion. As a result, the Company's general and administrative expenses run substantially higher than those same competitors, with general and administrative expenses for 2012 being reported as approximately 9.7% of revenues as compared to a range of 2.8% to 5.9% among its competitors, with an average of 4.4%. Westdale believes that the Company's size adversely affects its ability to compete with other public residential REITs.

In January 2013 and October 2013, the Company completed the issuance of unsecured senior notes of $150 million at 4.27% and $100 million at 4.65%, respectively. These interest rates are significantly higher than the interest rates incurred by other public residential REIT's unsecured senior notes issued in 2013. Additionally, the Company recently issued approximately 7 million shares for $17.25 per share, effectively diluting the Company's net asset value per share by approximately 4.2%. Westdale believes that the Company's financing activities have had and will continue to have an adverse effect on the Company's market capitalization.

The Company's current dividend yield exceeds all but one of the other public residential REITs, and the Company's stock price has underperformed the MSCI U.S. REIT index over the past three years, returning 2.4% as compared to 27.7% for that index. Westdale believes this under performance is reflective of the market's negative view of the Company's current composition and growth strategy.

A copy of the Proposal and the Supporting Statement is attached to this letter as *Exhibit A*.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(f) because the Proponent failed to provide the requisite proof of share ownership satisfying the eligibility requirements of Rule 14a-8(b);
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(3) because the Supporting Statement is replete with false and misleading statements;
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;
- Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate Ohio law; and
- Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

BACKGROUND

I. The Company.

The Company is an Ohio corporation and operates as a "real estate investment trust," or REIT, for federal income tax purposes. REITs are attractive to investors seeking income-producing investments because a REIT must distribute at least 90% of its taxable income each year in the form of dividends to its shareholders. The Company develops, acquires, owns and operates multifamily residential properties, and is one of a peer group of only 11 publicly-traded apartment REITs in the United States.[1]

The Proposal urges the Company's Board of Directors (the "Board") and management to form an independent committee to pursue a sale or merger of the Company to maximize share value. Pursuant to its fiduciary duties, the Board is committed to increasing shareholder value. In furtherance of this commitment, the Finance and Planning Committee of the Board, composed of a majority of independent directors, reviews and oversees management's development and implementation of the Company's strategic plan. During the past several years, the Company has actively pursued strategic objectives that address many of the issues the Proponent presents in the Supporting Statement.

- The Company has pursued a strategy to increase the net operating income of its apartment portfolio and improve the quality of the assets in its portfolio by disposing of older properties, which require large expenditures of capital to maintain, and investing in newer properties, while simultaneously improving its

[1] The 11 publicly-traded apartment REITs include the Company and Apartment Investment and Management Company, Avalon Bay Communities, Inc., BRE Properties, Inc., Camden Property Trust, Equity Residential, Essex Property Trust, Inc., Home Properties, Inc., Mid-America Apartment Communities, Inc., Post Properties, Inc., and UDR, Inc.

financial metrics. The Company continually reviews its portfolio of properties and selectively disposes of assets and redeploys the disposition proceeds to (1) acquire and develop other assets to increase net operating income, (2) pay down debt and improve the balance sheet, and (3) repurchase its shares.

- The Company's financing activities have positively impacted its market capitalization, which has increased 391.2% in four years, from $187.9 million at December 31, 2009, to $923.1 million at December 31, 2013.
- During the same four-year period, the Company dramatically improved its fixed charge coverage ratio, which doubled from 1.5 to 1.0, to 3.0 to 1.0. The Company also significantly increased its pool of unencumbered assets, which currently accounts for approximately 72.2% of net operating income, up from 24.6% at December 31, 2009. Because of these improved leverage indicators, since 2012 the Company's senior unsecured debt has been rated "investment grade" by Moody's (Baa3) and Fitch (BBB-).
- The Company's long-term shareholders have benefited greatly from the Company's successful implementation of its strategic plan as overseen by the Finance and Planning Committee. The Company's total return to shareholders, as measured by appreciation in price per share plus dividends paid, has been 4%, 20%, 135% and 304% over the past one-year, three-year, five-year and ten-year periods, respectively (based on KeyBanc Capital Markets Leaderboard as of December 31, 2013, the relevant portions of which are attached as *Exhibit D*). The Company's total shareholder return places it first among public apartment REITs for the ten-year period and second among public apartment REITs for the one-year period.

As such, the Company, with the oversight of the Finance and Planning Committee of the Board, has established and continues to execute on strategic plans that have greatly enhanced shareholder value in stark contrast to the statements made by the Proponent in its Supporting Statement, which, as further discussed herein, are generally false and misleading.

II. Procedural History.

December 5, 2013	The Proposal and Supporting Statement were delivered to the Company's corporate office, accompanied by documentation purporting to verify that the Proponent had continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the Proposal for at least one year prior to the submission date (the "Initial Verification of Ownership"). *See Exhibit A.* On this same date, the Company's deadline for receiving shareholder proposals for inclusion in the 2014 Proxy Materials passed.
December 18, 2013	After confirming the Company's share ownership records do not identify the Proponent as a shareholder of record, the Company, through its legal counsel, notified the Proponent (the "Deficiency Notice") that (a) the Initial Verification of Ownership fails to satisfy

	the requirements of Rule 14a-8(b) because it does not evidence continuous ownership by the Proponent of the required number of securities for at least one year prior to December 5, 2013 (i.e., the submission date of the Proposal) and (b) the Proponent is required to cure the deficiency within 14 days of receipt of the Deficiency Notice. *See Exhibit B.*
December 31, 2013	By letter dated December 31, 2013 (the "Remedial Response"), the Proponent, through its legal counsel, responded to the Deficiency Notice and purported to remedy the deficiencies identified therein. *See Exhibit C.* The ownership verification statements included with the Remedial Response (the "Remedial Verification of Ownership"), which purported to remedy the stock ownership gap identified in the Deficiency Notice, still failed to provide the Company with the requisite proof of continuous share ownership satisfying the eligibility requirements of Rule 14a-8(b).
January 2, 2014	The 14-day deadline for responding to the Deficiency Notice expired.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(f) Because The Proponent Failed To Provide The Requisite Proof Of Share Ownership Satisfying The Eligibility Requirements Of Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8. Rule 14a-8(b) provides that, in order for a proponent to be eligible to submit a shareholder proposal, it must, among other things, have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the applicable meeting of shareholders for at least one year prior to date the proposal is submitted to the company. If the company is unable to verify ownership from its stockholder records because proponent is not the registered (or "record") holder of the applicable securities, Rule 14a-8(b)(i) enables a proponent to prove its eligibility at the time it submits the proposal by submitting to the company a written statement from the "record" holder of its securities (such as a bank or broker) verifying the proponent's continuous ownership of the required number of securities for at least one year prior to the submission date of the proposal.[2]

In Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), the Staff took the position that securities intermediaries that are participants in DTC ("DTC Participants") should be viewed as "record" holders of securities that are deposited at DTC for purposes of verifying a proponent's ownership pursuant to Rule 14a-8(b)(2)(i). In Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff extended the position announced in SLB 14F to include "affiliates" of DTC Participants. Conversely, a shareholder that owns shares through a broker or bank that is neither a DTC Participant nor an affiliate

[2] A proponent may also verify ownership by reference to certain filings made under Section 13 or Section 16 of the Securities Exchange Act of 1934. The Proponent has not made any such filings.

of a DTC Participant must obtain and submit two proof of ownership statements: one from the shareholder's broker or bank confirming the shareholder's ownership and one from the DTC Participant (or an affiliate of the DTC Participant) through which the securities are held confirming the ownership of the shareholder's broker or bank.

The Initial Verification of Ownership submitted by the Proponent with the Proposal on December 5, 2013 did not satisfy the Rule 14a-8(b) stock ownership requirement. The ownership statements included in the Initial Verification of Ownership did not evidence continuous ownership by the Proponent of the required number of securities for at least one year prior to December 5, 2013 (i.e., the submission date of the Proposal). Within 14 days after receiving the Proposal and the Initial Verification of Ownership, the Company, though its legal counsel, submitted the Deficiency Notice to the Proponent, which explained the actions the Proponent must take to remedy the deficiencies in the Initial Verification of Ownership, referred the Proponent to SLB 14F and identified the deadline by which all such remedial actions must be completed. *See Exhibit B.*

On or about December 31, 2013, the Proponent, through its legal counsel, submitted the Remedial Response, which purported to remedy the defects identified in the Deficiency Notice and otherwise verify the Proponent's eligibility under Rule 14a-8(b). *See Exhibit C.* However, the Remedial Response did not provide the Company with valid evidence that the Proponent held at least $2,000 in market value of the Company's common stock for at least one year prior to December 5, 2013.

Specifically, because the Proponent is not a "record holder" of the required number of shares, and at least one of the verification statements included in the Remedial Verification of Ownership is from an entity (NBCN, Inc.)[3] that is neither a DTC Participant nor an affiliate of a DTC Participant, the Proponent has failed to provide the Company with the requisite proof of share ownership satisfying the eligibility requirements of Rule 14a-8(b) in a manner that complies with the guidance announced by the Staff in SLB 14F and SLB 14G.

Unfortunately, because the Proponent submitted the Proposal to the Company at the deadline for the submission of shareholder proposals with respect to the 2014 Proxy Materials, and the Proponent did not submit the Remedial Response until December 31, 2013, insufficient time remained for the Company to provide the Proponent with a further deficiency notice with respect to the Remedial Verification of Ownership prior to the submission deadline of this letter.

The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when insufficient proof of ownership is submitted by the proponent. *See, e.g., Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Cisco Systems, Inc.* (avail. July 11, 2011); *I.D. Systems, Inc.* (avail.

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[3] Although the list of DTC accounts located on the website of the Depository Trust Company at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx includes an account identified as "NBCN Inc./CDS**," and we acknowledge that positions in securities held for NBCN Inc. in that account are reflected in DTC securities position listings, NBCN Inc. is not a DTC Participant or an affiliate of a DTC Participant. Rather, NBCN Inc., by and through its participation in CDS Clearing and Depository Services Inc., is permitted to utilize DTC's Canadian-Link Service. *See Exhibit* E for the applicable page of the DTC participant list and additional materials about the relationship among DTC, CDS and CDS member organizations.

March 31, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Time Warner Inc.* (avail. Feb. 19, 2009); and *Alcoa Inc.* (avail. Feb. 18, 2009). Similar to these precedents, the Proponent has failed to provide satisfactory evidence of eligibility to submit the Proposal under Rule 14a-8. Accordingly, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Pursuant to Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits any false or misleading statements with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No.14B (Sept. 15, 2004) ("SLB 14B"); *see also, e.g.*, *Bank of America Corp.* (avail. Mar. 12, 2013); *Amazon.com, Inc.* (avail. Apr. 7, 2010); *R.R. Donnelly & Sons Company* (avail. Mar. 23, 2010); *International Business Machines Corp.* (avail. Jan. 13, 2010); and *International Business Machines Corp* (avail. Jan. 26, 2009) (proposal excludable as vague and indefinite, with company stating, "although the [p]roposal might at first blush seem simple, upon closer inspection . . . [it] is subject to multiple conflicting interpretations"). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the Staff concurred with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that, because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal. *See also Prudential Financial, Inc.* (avail. Feb. 16, 2006) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal contained key terms and phrases which were susceptible to differing interpretations).

Based on these standards, the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and the Supporting Statement, which make it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to understand exactly what the Proposal requires.

In particular, the Proposal, if implemented, would require an independent committee (the "Committee") to pursue a "sale" of the Company on terms that will maximize share value for shareholders. However, the Proposal would also require the Committee to engage the services of an investment banking firm to actively seek a "sale <u>or merger</u>" (emphasis added) of the Company. Furthermore, the first paragraph of the Supporting Statement states the Proponent's belief that the value of the Company's assets can be realized through the "sale or merger of the Company <u>or its assets</u>" (emphasis added). We note that the Staff has long taken the position that proposals should be read in

conjunction with their supporting statements. SLB 14B. *See, e.g., PepsiCo, Inc.* (avail. Mar. 3, 2011).
The text of the Proposal is internally inconsistent, which inconsistency is severely compounded when the Proposal and the Supporting Statement are read together. On one hand, the Proposal seeks a "sale" of the Company, which would presumably mean a sale of the entire Company. Such a sale could be structured as a merger in which shareholders receive cash, equity, or a combination thereof in exchange for their shares, or as a tender offer in which shareholders receive cash, equity, or a combination thereof in exchange for their shares. On the other hand, the Proposal also calls for a "merger" of the Company, which could mean an acquisition by the Company in which the Company would survive and continue as a larger enterprise. This interpretation (i.e., the Company growing, rather than being acquired, by merger) finds support in the Supporting Statement, which alleges the Company's size is an impediment to realizing value. As such, an acquisition by merger could address the Proponent's stated concerns about the Company and maximize share value. The Supporting Statement later references a "sale or merger of the Company or of its assets." While a sale of assets could be accomplished in one transaction or a series of related or unrelated transactions (which may or may not require the approval of the Company's shareholders), a "merger" of the Company's assets (residential properties) is a legal impossibility.
Obviously, the sale of the entire the Company, the sale of the assets of the Company (whether in one transaction or in a series of transactions) and a merger (which may or may not result in the Company continuing as the surviving entity) are fundamentally different transactions subject to a myriad of possible structures, consideration (i.e., cash and/or stock) and outcomes. Consequently, it would not be possible for shareholders voting on the Proposal to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Furthermore, shareholders who vote in favor of the Proposal with the objective of realizing a near term liquidity event may be disappointed if the Committee pursued a merger or sale of assets that did not result in immediate liquidity for shareholders. Likewise, shareholders who vote in favor of the Proposal with the objective of increasing the Company's stock price or market capitalization as a means for enhancing long-term shareholder value may be disappointed if the Committee pursued a near term sale or liquidation of the Company.

The inconsistent and unusual use of the mandate to maximize shareholder value also renders the Proposal vague and indefinite. If implemented, the Proposal would arguably require the Committee to pursue "a sale of the Company on terms that will maximize share value for shareholders." The maximization of shareholder value typically describes the process by which a company's directors analyze and select a corporate strategy from a number of potential strategic alternatives. Thus shareholders would be left to wonder what factors other than price the Committee would (or could) consider in connection with a sale or merger. Moreover, the mandate to "maximize share value" does not expressly apply to a merger referred to in the Proposal and is not used at all in connection with a merger or asset sale referred to in the Supporting Statement. Thus shareholders would also be left to wonder why the mandate is used in one instance and not others and what standards might apply to the consideration of transactions other than a "sale of the Company."

Additionally, just as shareholders would be confused as to the myriad of potential transactions that may be pursued in accordance with the Proposal, the Committee would face significant uncertainty in seeking to implement the Proposal if it were adopted. This uncertainty is exacerbated by the Supporting Statement, which does not provide any insight into how these ambiguities should be resolved. Other than the reference in the first sentence of the Supporting Statement to a "sale or merger of the Company or of its assets," the Supporting Statement does not describe or reference any particular type of transaction. Rather, it raises a variety of concerns that could be addressed in a variety of ways. Both sale transactions (by unlocking asset value) and acquisition transactions (by increasing the Company's size) could theoretically address these concerns, but various other strategic initiatives might address concerns related to the Company's expenses, its financing costs and its dividend practices. Without further guidance, the intent of the Proposal and the Supporting Statement is vague and ambiguous. While simultaneously pursuing a litany of conflicting transactions is theoretically possible, it is not possible to ascertain whether this is the course of action contemplated by the Proposal, and it is not a course of action companies typically pursue to enhance shareholder value.

The Proposal is also vague and indefinite with respect to the role of management in implementing the Proposal. Although the Proposal recommends that the Board "and management" form an independent committee of the Board, "management" (which presumably means the Company's officers and other senior executives, although the term is not defined) has no authority to form a committee of the Board under Ohio law or the Company's Code of Regulations, as discussed in more detail in Section V. Given that management cannot, either alone or together with the Board, form a committee of the Board, it is unclear what role the Proponent expects management to play in implementing the Proposal. We believe that neither shareholders voting on the Proposal nor the Board and management in implementing the Proposal would be able to determine with any reasonable certainty what actions or measures the Proposal requests of management.

The Staff has determined that a proposal is vague and indefinite so as to justify exclusion where a corporation and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). Due to the Proposal's and the Supporting Statement's vague and inconsistent use of the terms "sale of the Company," "sale or merger of the Company," "sale or merger of the Company or its assets," and "maximize share value for shareholders," neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Accordingly, as a result of the vague and indefinite nature of the Proposal and the Supporting Statement, and consistent with Staff precedent, the Proposal is impermissibly vague and indefinite so as to be inherently misleading and, therefore, excludable in its entirety pursuant to Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Is Replete With False And Misleading Statements.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff in SLB 14B expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) is available to companies where, among other things, the company demonstrates objectively that a factual statement in the proposal or supporting statement is materially false or misleading.

The Company is familiar with Staff Legal Bulletin No. 14 (July 13, 2001) and SLB 14B, and acknowledges that the Staff will allow a proponent to revise its proposal and/or supporting statement if such revisions are minor in nature. However, the Staff may find it appropriate for companies to exclude the entire proposal and supporting statement if detailed and extensive editing would be required to bring them into compliance with the proxy rules. In the instant case, the Supporting Statement is replete with materially false and misleading statements. Therefore, the Proposal should be excluded in its entirety.

A. The Supporting Statement Contains Materially False or Misleading Valuation Statements

The focus of the first paragraph of the Supporting Statement is that the value of the Company's assets exceeds its market capitalization, and that a sale or merger is the means by which the "value of the Company's assets can be realized." The Proponent is using the net asset value ("NAV") of the Company synonymously with the value that would be realized in connection with a sale or merger or other transaction.

In the fourth paragraph, the Proponent states that the Company's recent equity issuance diluted NAV per share by 4.2%. While the Proponent does not disclose its view of the Company's actual NAV per share either pre-issuance or post-issuance, a dilutive impact of 4.2% implies a pre-issuance NAV per share of $25.06 and a post-issuance NAV per share of $24.01.[4] The Company does not publicly disclose NAV per share, but these numbers are significantly higher than the range of values used by analysts and other members of the financial community in their written reports on the Company. We note in particular that consensus analyst estimate of NAV prior to the offering was $20.54 NAV per share (KeyBanc Capital Markets The Leaderboard as of May 24, 2013, the relevant portions of which are attached to this letter as *Exhibit F*).

[4] The actual number of shares issued by the Company was 7,047,958 for $17.25 per share. The Company had 50,465,248 shares outstanding before the issuance and 57,513,206 outstanding thereafter. In order for the issuance of 7,047,985 shares at $17.25 (resulting in net proceeds of $116,269,184) to have caused a 4.2% dilution, the NAV per share of the Company would have had to have been $25.06 pre-issuance and $24.01 (25.06 x 95.8%) thereafter. Our calculation of these numbers is as follows: (a) the pre-issuance NAV per share of $25.06 times the pre-issuance total outstanding shares of 50,465,248 would equal an aggregate NAV of $1,264,659,114; (b) the aggregate pre-issuance NAV plus the proceeds of the offering ($116,269,184) would equal an aggregate post-issuance NAV of $1,380,928,298; and (c) the aggregate post-issuance NAV divided by the post-issuance total outstanding shares of 57,513,206 would equal $24.01.

In this context, an unsupported, misleading statement relating to NAV per share clearly contravenes Rule 14a-9. As the Commission stated in Release No. 34-16833 (May 23, 1980), such statements with respect to valuation are "only appropriate and consonant with Rule 14a-9 . . . when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding." *See, e.g., Keystone Financial Inc.* (avail. Mar. 6, 2000); *First Bell Bancorp Inc.* (avail. Jan. 28, 1999); *NACCO Industries Inc.* (avail. Mar. 29, 2000); *Washington Service Bureau Inc.* (avail. Jan. 20, 2006); *OfficeMax Inc.* (avail. Mar. 19, 2002); *BostonFed Bancorp* (avail. Mar. 17, 2000); and *Portsmouth Bank Shares Inc.* (avail. Feb. 24, 1993). The implied NAV per share values are clearly material, as NAV is used by the Proponent as a projection of the shareholders' realizable value in a sale or merger. The calculation of NAV requires the exercise of significant judgment, yet the Proponent makes no effort to explain the underlying assumptions behind its valuations and there is no disclosure in the Supporting Statement which facilitates a shareholder's understanding of the methodology the Proponent used in calculating per share NAV or dilution. Without supportive disclosure, it is inherently misleading to cite a material financial metric that could lead to conjecture about a value that might or might not be realizable, particularly where, as in the case here, the extrapolated value has no reasonable basis in fact.

B. Misleading References to Multiple Undefined Comparison Groups

The Proponent selectively utilizes various comparison groups in order to mislead shareholders. In the third paragraph, the Proponent compares the size of the Company to those of "the competitors the Company identifies in its public presentations," without identifying any of the companies in that group. In the fourth paragraph, the interest rates payable on the Company's 2013 debt are compared to the interest rates incurred by "other public residential REITs," again without any specific identification or support. In the fifth paragraph, the Company's dividend yield is contrasted with those of "other public residential REITs"; but its stock performance is compared to the MSCI U.S. REIT Index (the "MSCI Index").

The use of the MSCI Index is particularly revealing of the Proponent's intentional use of selective and disparate comparison data in order to mislead shareholders. For certain points, the Proponent compares the Company to "other public residential REITs." For other points, the Proponent compares the Company to all public REITs, of which "residential REITs" such as the Company are a very small minority. The MSCI Index encompasses a large number of U.S. REITs engaged in a wide variety of industries, including commercial office buildings, medical buildings, industrial properties, shopping malls, manufactured housing, shopping centers, self-storage and mixed use properties. In fact, the only thing the Company has in common with almost all of the companies included in the MSCI Index is its status as a REIT for income tax purposes.

Because REITs are by definition dividend-paying entities, total return to shareholders (which includes dividends) is the most commonly used metric to analyze the return a REIT provides to its owners. While the Company's stock price (like that of other public apartment REITs) may have underperformed against the three-year MSCI Index, the Company's ten-year total return to shareholders exceeds that of all other public apartment REITs, its five-year total return to shareholders ranks fourth out of the 11 public apartment REITs, and its three-year and one-year returns rank fourth and second, respectively, among its peers. One can only assume the Proponent utilized a very broad-based, and largely irrelevant, index to artificially diminish the actual performance of the Company's stock as compared to the other public apartment REITs.

In another example, the Proponent states in the fourth paragraph that the interest rates on the Company's unsecured senior notes in 2013 were substantially in excess of those on "other" public apartment REITs' unsecured notes issued in 2013. Again, the Proponent does not identify these other public apartment REITs or the terms of their unsecured notes. In fact, during 2013, the Company was the only public apartment REIT that issued unsecured notes in private placements. To compare debt securities issued in private placements to those issued in public offerings is materially misleading. Furthermore, because interest rates are a function of numerous factors, including the maturities of the debt, the means by which the debt was sold (private placement or public offering), etc., a reference to interest rates in a vacuum is inherently misleading. Moreover, since 2012, the Company's unsecured debt has been rated investment grade by Moody's and Fitch. Thus the unsupported inference that the Company's borrowing capabilities make it non-competitive is simply untrue and materially misleading.

C. Other Materially False or Misleading Statements

The Supporting Statement includes a number of other assertions that are either wholly inaccurate or omit the necessary context to prevent them from being materially misleading. For example, the Proponent's reference to the Company's general and administrative expenses omits the fact that, unlike most of other public apartment REITs, the Company doesn't allocate certain expenses to its properties, which results in relatively higher general and administrative expenses. As a result, the statements regarding the Company's general and administrative expenses are inaccurate and misleading. Similarly, the Proponent states that "the Company's financing activities have had and will continue to have an adverse effect on the Company's market capitalization." This statement is false. In truth, the Company's financing activities have enabled the Company to increase its market capitalization from $187 million in 2009 to $923.1 million on December 31, 2013, while obtaining investment grade ratings on its debt and producing returns to its shareholders that are superior to most of its peers. These misstatements are particularly material in light of the Proponent's expressed rationale that the Company's size relative to its peers is an impediment.

In sum, the Proponent's Supporting Statement as a whole is so replete with false statements, misleading assertions, material omissions and manipulation of information, and so devoid of factual support and disclosure, that it violates the requirements of good faith, fairness and candor. Extensive editing would be required to bring it into compliance with the proxy rules and therefore, the entire Proposal should be excluded from the Company's 2014 Proxy Materials.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal addresses a matter relating to a company's ordinary business operations. The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998).

The Company is incorporated under the laws of the State of Ohio. Like most other states, Ohio provides directors with broad discretionary authority to manage a corporation's business and affairs. Section 1701.59(A) of the Ohio Revised Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." The Company's articles of incorporation and code of regulations contain similar language concerning the Board's authority and do not reserve any power to manage the business of the Company to the shareholders. Ohio courts have interpreted this grant of authority broadly. *See, e.g., Grogan v. T.W. Grogan Co.*, 143 Ohio App. 3d 548, 561 (Cuyahoga Cty. 2001) ("the directors of the company speak for the company and exercise all of the authority of the company"). In exercising this authority and determining what the directors reasonably believe to be in the "best interests of the corporation," directors must consider the interests of shareholders and may also consider the interests of various other constituencies, as well as both the long-term and short-term interests of the Company and its shareholders. O.R.C. Section 1701.59(F).

In applying Rule 14a-8(i)(7), the Staff has drawn a distinction between proposals that seek to reinforce the board's and management's general obligation to serve the interests of the corporation's shareholders and those that direct management to take specific steps in connection with an extraordinary corporate transaction. Compare *First Charter Corp.* (avail. Jan. 18, 2005) (finding a proposal mandating formation of a special committee "with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the [c]orporation" to be excludable pursuant Rule 14a-8(i)(7)) with *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) (finding a proposal directing the board of directors to hire an investment bank for the specific purposes of soliciting offers for the purchase of the bank's stock or assets and presenting the highest cash offer to the shareholders within 120 days to not be excludable).

The Staff has also acknowledged on several occasions that, if any part of a proposal relates to a company's ordinary business operations, the entire proposal may be excluded. *See Donegal Group Inc.* (avail. Feb. 16, 2012) (stating that "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under Rule 14a-8(i)(7)" in response to a proposal that not only requested appointment of a committee to explore strategic alternatives, including a sale or merger, but that also specifically requested that the committee be authorized to solicit offers for a specifically structured merger transaction) and *Central Florida Corp.* (avail.

Mar. 8, 2010) (same outcome with respect to a similar proposal that not only requested appointment of a committee to explore strategic alternatives, including a sale or merger, but that also specifically requested that the committee and banker be authorized to solicit offers for a sale or merger). *See also Anchor Bancorp* (avail. July 11, 2013); *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007); *Fifth Third Bancorp* (avail. Jan. 17, 2007); *AltiGen Communications, Inc.* (avail. Nov. 16, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 22, 2006); *Medallion Financial Corp.* (avail. May 11, 2004); and *BKF Capital Group, Inc.* (avail. Feb. 27, 2004).

In addition to the *Allegheny Valley Bancorp* letter referenced above, we are aware of other instances where the Staff was unable to concur that proposals that related exclusively or primarily to extraordinary transactions were excludable pursuant to Rule 14a-8(i)(7). *See, e.g., First Franklin Corp.* (avail. Feb. 22, 2006) (proposal requesting that the board engage an investment bank to evaluate alternatives that could enhance shareholder value, including a merger or sale, and that the board "take all other steps necessary to actively seek a sale or merger of [the company] on terms that will maximize share value for shareholders" was not excludable) and *Temple-Inland Inc.* (avail. Feb. 24, 1998) (proposal recommending that the board engage the services of an investment bank to "explore alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company" was not excludable, with the Staff stating that "the proposal, when read together with the supporting statement, appears to focus on extraordinary business transactions").

It is important to note that, in determining the scope of shareholder proposals and assessing whether they relate to ordinary business operations, the Staff has consistently read proposals in conjunction with their supporting statements to ascertain the primary focus of the proposals. *See, e.g., PepsiCo, Inc.* (stating that, "the proposal and supporting statement, when read together, focus[ed] primarily" on matters of ordinary business and concurring in exclusion); *Fab Industries, Inc.* (avail. Mar. 23, 2000) (stating that "[w]e note in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary transactions"); and *Temple-Inland, Inc.* (see above). *See also Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in exclusion of a proposal because "although the proposal mentions [a significant policy issue], the thrust and focus of the proposal is on [an] ordinary business matter").

Applying these precedents to the Proposal, we believe it is properly excludable under Rule 14a-8(i)(7). Although, on its face, the Proposal calls for formation of a committee "to pursue a sale of the Company" and thus, in certain respects, resembles the language used in some proposals where companies have not met their burden of demonstrating why the proposal was properly excludable (such as the proposal in *First Franklin Corp.*, for example), the remainder of the Proposal and the entirety of the Supporting Statement are related to broader issues that encompass non-extraordinary transactions and other ordinary business matters. We note in particular the following points:

- The Proposal recommends the formation of a committee that will pursue a sale of the Company "on terms that will maximize share value for shareholders." We believe that shareholders would reasonably interpret this statement as implicitly relating to something broader than exclusively a sale of the Company. As discussed earlier and in more detail in Section V, under Ohio law any board committee charged with maximizing shareholder value would have to consider various options consistent with its fiduciary duty to act in the best interest of the corporation, some of which might not be considered extraordinary. In this respect the Proposal materially differs from the proposal addressed in the *Allegheny Valley Bancorp* letter, which was focused on a specific sale process and not value maximization more generally.

- The second clause of the Proposal deals with engagement of an investment bank to actively seek "a sale or merger of the Company" (emphasis added). The addition of "merger" to this portion of the Proposal is not only vague as discussed earlier, but also it potentially broadens the scope of the Proposal. A "merger" could include an acquisition of any size, which may or may not be extraordinary.[5] In fact, growth through one or more acquisitions could be one way to address one of the primary concerns of the Proponent related to the Company's market capitalization.
- The first sentence of the Supporting Statement further broadens the scope of the Proposal by referencing a "sale or merger of the Company or of its assets" (emphasis added). As this introductory sentence of the Supporting Statement makes clear, the primary concern of the Proponent is the idea that the value of Company's assets is not reflected in the Company's market capitalization. As such, a sale of assets, or certain undervalued assets in particular, might be one way to maximize share value. These types of selective divestitures of less than a substantial portion of a corporation's assets are not extraordinary transactions.[6] This general proposition is particularly true in the case of a REIT such as the Company that engages in "multifamily ownership, operation, acquisition, development, construction, disposition and property management activities" (language quoted from the Company's most recent Form 10-K, with emphasis added). As such, acquisition and disposition activities are a core Board and management function for the Company, based on both Ohio law and past practice. For example, in 2012 and 2013, the Company acquired nine properties for an aggregate purchase price of $423.8 million and disposed of 10 properties for an aggregate sales price of $206.3 million. These transactions were not extraordinary transactions that required shareholder approval.
- The remainder of the Supporting Statement confirms that the primary focus of the Proposal extends beyond one specific type of extraordinary transaction. There is no discussion in the Supporting Statement of why or how a sale of the Company might maximize share value. In fact, neither a sale transaction nor

[5] Pursuant to O.R.C. Section 1701.78(D), in the case of a merger, approval by shareholders of the surviving corporation is only required in certain circumstances (such as if the articles or regulations of the corporation require such approval, if the articles, regulations or directors were changed by the merger in a manner that would otherwise require such approval, or if a significant number of shares were issued by the corporation as consideration for the merger). As such, the Company could consummate acquisitions via merger without shareholder approval.

[6] Ohio law is similar to many other state laws in that shareholder approval is only required in connection with a sale of all or substantially all of the corporation's assets outside of the ordinary course of business. O.R.C. Section 1701.76.

> any other specific type of significant corporation transaction is even referenced in the Supporting Statement. Instead, the Proponent here focuses exclusively on a variety of ordinary business matters, including the Company's general and administrative expenses, its debt and equity financing activities and its dividend practices. In situations where proposals have been found to relate only to extraordinary transactions and thus to not be excludable under Rule 14a-8(i)(7), the supporting statements have also focused on extraordinary transactions. *See, e.g.*, *Allegheny Valley Bancorp* (wherein the proponent supported a proposal specifically targeted at a sale process with a supporting statement also primarily focused on a sale process) and *First Franklin Corp.* (discussing various financial metrics in the supporting statement, but also consistently focusing on a merger or sale transaction, including referencing industry consolidation trends and premiums received by shareholders in prior industry transactions).

The Staff has in the past concurred that proposals which seem to relate to extraordinary transactions on their face may be excluded under Rule 14a-8(i)(7) when, read together with the supporting statement, they might also be interpreted as involving non-extraordinary transactions. *See Avalon Holdings, Corp.* (avail. Jan. 23, 2003) (finding a proposal requesting that the board engage an investment banker to solicit offers for the sale of the company's shares or assets and present the highest offer to shareholders within 120 days to be excludable under Rule 14a-8(i)(7) when the supporting statement related primarily to the ordinary business matter of capital allocation decisions) and *Sears, Roebuck and Co.* (avail. Feb. 7, 2000) (finding a proposal requesting that the company hire an investment bank to arrange for the sale of all or parts of the company to be excludable under Rule 14a-8(i)(7); company requested that the Staff "look beyond the narrow interpretation of the [p]roposal and understand the [p]roposal in conjunction with its supporting statement," which focused on developing new, more effective business plans). The Staff has also applied this same principle to the opposite scenario and been unable to concur in the exclusion of proposals that, on their face, might involve non-extraordinary transactions, but when, read together with the supporting statement, the clear intent was limited to extraordinary transactions. *See, e.g.*, *Temple-Inland* (wherein the language of the proposal itself was very similar to numerous other proposals that have been properly excluded as encompassing both extraordinary and non-extraordinary transactions, but, because the supporting statement was targeted at specific restructuring activities and discussed specific industry trends related to those activities, the Staff was unable to concur that the focus of the proposal extended beyond extraordinary transactions).

In summary, the primary focus of the Proposal and Supporting Statement is similar to many others where the Staff has concurred that there is some basis for exclusion pursuant to Rule 14a-8(i)(7). While the specific language used in the Proposal is an inversion of the language used in similar proposals properly excluded by other companies in the past (i.e., the Proposal refers to pursuit of "a sale of the Company on terms that will maximize share value" as opposed to, for example, exploration of "strategic alternatives for maximization of shareholder value, including a sale or merger"), given the practical effect of corporate laws of the U.S. states and the fiduciary duties of directors, including under Ohio law as discussed in Section V, the real intent of the Proposal is the same as those prior proposals – formation of a committee to consider strategic alternatives to enhance shareholder value, including, but not limited to, a sale of the Company. Even if the Staff is unable to concur with our view expressed in Section V that the Proposal is excludable under Rule 14a-8(i)(2) as violating state law if implemented, we believe that the Staff must nonetheless consider the effect of state law in interpreting the meaning and scope of the Proposal.

We believe the Proponent attempted to frame the Proposal as relating only to a specific type of extraordinary transaction (i.e., a sale of the Company) so it would not be excludable pursuant to Rule 14a-8(i)(7). However, read in its entirety together with the Supporting Statement, the Proposal is broader and necessarily encompasses ordinary business matters. The result is not only a vague and indefinite proposal that would violate Ohio law if implemented, as we explain elsewhere in this letter, but a proposal that clearly is intended to extend beyond one specific type of extraordinary transaction. We urge the Staff to focus on the substance and intent of the Proposal and the Supporting Statement rather than the particular form of resolution utilized, and concur with our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

V. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Would Require The Company To Violate Ohio Law.

Rule 14a-8(i)(2) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. This section constitutes our opinion as Ohio counsel to the Company for purposes of Rule 14a-8(j)(2)(iii).

The Company is incorporated under the laws of the State of Ohio. Like most other states, Ohio provides directors with broad discretionary authority to manage a corporation's business and affairs. Section 1701.59(A) of the Ohio Revised Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." The Company's articles of incorporation and code of regulations contain similar language concerning the Board's authority and do not reserve any power to manage the business of the Company to the shareholders. Ohio courts have interpreted this grant of authority broadly. *See, e.g., Grogan v. T.W. Grogan Co.*, 143 Ohio App. 3d 548, 561 (Cuyahoga Cty. 2001) ("the directors of the company speak for the company and exercise all of the authority of the company").

Section 1701.59(B) of the Ohio Revised Code provides that "[a] director shall perform the director's duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in or not opposed to the <u>best interests of the corporation</u>" (emphasis added). *See also* <u>*Thompson v. Cent. Ohio Cellular, Inc.*, 93 Ohio App.3d 530, 540 (Cuyahoga Cty. 1994) (stating that "[d]irectors of a corporation . . . owe a fiduciary duty to the corporation and to the corporation's shareholders, collectively").</u> The Ohio Revised Code does not permit the alteration of these fiduciary duties, whether by the articles, regulations or otherwise. In addition, Section 1701.59(F) of the Ohio Revised Code provides that "[f]or purposes of [Section 1701.59], a director, in determining what the director reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in the director's discretion, may consider any of the following:

(1) The interests of the corporation's employees, suppliers, creditors and customers;

(2) The economy of the state and nation;

(3) Community and societal considerations;

(4) The long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation."

If implemented, the Proposal would cause a Committee of the Board to "pursue" a sale of the Company on terms that would maximize share value for shareholders. Consistent with common usage, Webster's Dictionary defines "pursue" as "to use measures to obtain; to prosecute, continue or proceed in; ...to proceed along, with a view to some end or object." Similarly, if implemented, the Proposal would result in the engagement of an investment bank to "seek" a sale or merger. Again, consistent with common usage, Webster's Dictionary defines "seek" as "to try to acquire or gain." Because the implementation of the Proposal would require the Committee to "pursue" a sale, it would require the directors participating on the Committee to abdicate their fiduciary responsibilities to consider other strategic alternatives that may be in the best interests of the Company and its shareholders. This directive conflicts with the discretionary power to manage the business and affairs of the Company expressly provided to directors under the Ohio General Corporation Law and the exercise of fiduciary duties in a manner consistent with Ohio General Corporation Law. If the Proposal were implemented as written, directors serving on the appointed Committee would be charged with pursuing a sale and thus would be deprived of considering the long-term interests of the Company and its shareholders and keeping the Company independent, as expressly permitted by O.R.C. Section 1701.59(F)(4). In this regard, by calling for pursuit of a transaction, the Proposal differs from the more common language used in similar proposals calling for evaluation, exploration or consideration of transactions. These other proposals provide directors with some flexibility to comply with their fiduciary duties and exercise the lawful authority and discretion in determining an appropriate course of action. The Proposal, if implemented in accordance with its wording, by pre-determining a course of action for the Committee, would not provide such flexibility and would conflict with the duties and authority of directors under Ohio law.[7]

The Proposal also requires the Committee to look only to "maximizing share value," which is inconsistent with the duty of directors to consider the overall "best interests of the corporation" as required by O.R.C. Section 1701.59(B) and would eliminate the

---

[7] We acknowledge that, because the Proposal is framed as a recommendation rather than a mandate, the entire Board would be able to exercise its fiduciary duties in determining whether to implement the Proposal. However, regardless of that determination by the entire Board, if the Proposal was implemented as written, the members of the appointed Committee would be prevented from fully exercising their authority and complying with their duties under Ohio law.

directors' ability to consider other relevant factors set forth in O.R.C. Section 1701.59(F). We also note that, pursuant to O.R.C. Section 1701.59(D)(1)(a), the deferential standard of review in determining whether a director has breached his or her fiduciary duties (i.e., the business judgment rule) explicitly continues to apply in change of control or potential change of control situations, including the determination to resist a change of control. We are not aware of any Ohio court applying to an Ohio corporation a so-called *Revlon* duty to obtain the highest available value for shareholders in a change of control situation, which applies in Delaware and certain other states. In fact, at least one Ohio court has explicitly stated such a duty does not apply in rejecting a claim that directors failed to maximize shareholder value. *Lewis v. Celina Financial Corporation,* 101 Ohio App.3d 464,475 (Mercer Cty. 1995) (stating "[t]he appellants also assert that the appellees did not 'maximize shareholder value' by offering to sell [the company] to see what others might pay. The appellant's contention is unwarranted under Ohio law. In a corporate takeover, 'the directors are not held to a duty to the shareholders to obtain, like an auctioneer, the highest price possible for their shares of the corporation. The law of the state of Delaware to that effect as pronounced in [the *Revlon* case] is not applicable in Ohio' [quoting a concurring opinion in the Ohio Supreme Court case of *Stepak v. Schey*, 51 Ohio St. 3d 8, 14 (1990)]"). As such, the directors of an Ohio corporation are not subject to a duty to "maximize share value for shareholders," and we believe that to subject Committee members to such a standard would be inconsistent with their fiduciary duties under Ohio law.

The Staff has agreed in the past that shareholder proposals relating to sale transactions that, if implemented, would result in directors taking action in violation of their fiduciary duties or would otherwise impermissibly limit the authority and discretion of directors are excludable pursuant to Rule 14a-8(i)(2). *See, e.g., Scott's Liquid Gold-Inc.* (avail. May 7, 2013 (on reconsideration), and *ICN Pharmaceuticals, Inc.* (avail. Apr. 4, 2001). Consequently, the Company seeks to exclude the Proposal on the grounds that, if implemented and the members of the appointed Committee were directed to "pursue a sale of the Company on terms that will maximize share value," it would violate Ohio law. Accordingly, the Proposal is excludable from the Company's 2014 Proxy Materials under Rule 14a-8(i)(2).

VI. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal would require "the Board of Directors and management...to form an independent committee of the Board." Pursuant to Ohio Revised Code Section 1701.63(A), the code of regulations of an Ohio corporation "may provide for the creation by the directors of...[a] committee of the directors" (emphasis added). Management cannot form committees of the board of directors under the Ohio Revised Code or the Company's Code of Regulations - that authority is explicitly reserved for the board of directors. Therefore, the formation of a committee of the Board by management, either acting alone or together with the Board, is not possible under Ohio law. Because the Proposal cannot be implemented in this manner, it should be excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. You may contact me (tel: (216-861-7090); e-mail:shanselman@bakerlaw.com or John Harrington (tel: 216-861-6697; e-mail: jharrington@bakerlaw.com). Please send any correspondence regarding this no-action request to my attention.

Sincerely,

Suzanne K. Hanselman

Enclosure

cc: Scott I. Irwin, Associated Estates Realty Corporation

EXHIBIT A

JACKSON WALKER L.L.P.
125 YEARS
ATTORNEYS & COUNSELORS

Jeffrey M. Sone
(214) 953-6107 (Direct Dial)
(214) 661-6697 (Direct Fax)
jsone@jw.com

December 5, 2013

Corporate Secretary
Associated Estates Realty Corp.
1 AEC Parkway
Richmond Heights, OH 44143

Dear Sir or Madam:

We represent Westdale Construction Co. Limited ("**Westdale**"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are submitting a proposal on behalf of Westdale to be presented to the upcoming Annual Meeting of the Shareholders of Associated Estates Realty Corp. (the "**Company**") and to be included in any proxy statement and proxy cards distributed by the Company with regard thereto. Our client's proposal is set forth below under the heading "Proposal".

For your information, and consistent with Rule 14a-8, Westdale has held more than $2,000 of market value of the Company's shares consistently for the preceding twelve months and will hold not less than $2,000 of market value of those shares through the date of the Company's 2014 Annual Meeting of Shareholders. Although Westdale is not the record holder of shares of the Company's Common Stock, it meets the eligibility requirements for submitting a shareholder proposal, pursuant to Rule 14a-8 in that it has held such shares beneficially through its brokerage accounts for the requisite period. Attached to this letter is a signed statement by Ronald S. Kimmel, President of Westdale, with respect to Westdale's share ownership with appropriate documentary evidence attached hereto as Exhibit "A".

Our client's proposal for consideration at the Company's upcoming Annual Meeting of Shareholders and a supporting statement related thereto is set forth below:

Shareholder Proposal:

The Shareholders recommend that the Board of Directors and management act expeditiously to form an independent committee of the Board to pursue a sale of the Company on terms that will maximize share value for shareholders, including engaging a reputable investment bank to actively seek a sale or merger of the Company.

Supporting Statement:

Westdale Construction Co. Limited ("**Westdale**") believes that the underlying value of the Company's assets substantially exceeds the Company's market capitalization, and that the value of the Company's assets can be realized through a process resulting in a sale or merger of the Company or of its assets.

Westdale believes that several factors adversely affect the Company's market value and prevent that value from fully reflecting its underlying asset value.

With a market capitalization of approximately $900 million and 2012 revenues of approximately $175 million, the Company is substantially smaller than the competitors the Company identifies in its public presentations, whose market capitalizations range from approximately $2.3 billion to approximately $18.7 billion, with 2012 revenues ranging from approximately $335 million to $2.1 billion. As a result, the Company's general and administrative expenses run substantially higher than those same competitors, with general and administrative expenses for 2012 being reported as approximately 9.7% of revenues as compared to a range of 2.8% to 5.9% among its competitors, with an average of 4.4%. Westdale believes that the Company's size adversely affects its ability to compete with other public residential REITs.

In January 2013 and October 2013, the Company completed the issuance of unsecured senior notes of $150 million at 4.27% and $100 million at 4.65%, respectively. These interest rates are significantly higher than the interest rates incurred by other public residential REIT's unsecured senior notes issued in 2013. Additionally, the Company recently issued approximately 7 million shares for $17.25 per share, effectively diluting the Company's net asset value per share by approximately 4.2%. Westdale believes that the Company's financing activities have had and will continue to have an adverse effect on the Company's market capitalization.

The Company's current dividend yield exceeds all but one of the other public residential REITs, and the Company's stock price has underperformed the MSCI U.S. REIT index over the past three years, returning 2.4% as compared to 27.7% for that index. Westdale believes this under performance is reflective of the market's negative view of the Company's current composition and growth strategy.

That concludes our client's shareholder proposal and supporting statement.

Should you have any questions concerning the matter set forth herein, please do not hesitate to contact the undersigned at our offices in Dallas.

Very truly yours,

Jeffrey M. Sone

JMS:kre

WESTDALE CONSTRUCTION CO. LIMITED
WRITTEN STATEMENT OF INTENT TO HOLD SECURITIES
UNTIL
THE ANNUAL MEETING OF ASSOCIATED ESTATES REALTY CORP

December 3, 2013

I, Ronald S. Kimel, President of Westdale Construction Co. Limited ("**Westdale**"), certifies on behalf of Westdale that:

1. Westdale beneficially owns and has owned for at least a year a minimum (the "**Qualifying Amount**") of either (i) $2,000 in market value or (ii) 1% securities entitled to be voted at the 2014 Annual Meeting of Shareholders (the "**Annual Meeting**") of Associated Estates Realty Corp, an Ohio corporation ("**Associated Estates**") as demonstrated by the evidence attached hereto as Exhibit A.

2. Westdale will continue to hold the Qualifying Amount of securities through the Annual Meeting of Associated Estates.

Ronald S. Kimel, its President

9844535v.2

<u>Exhibit A</u>

Evidence of Share Ownership

(See Attached)

100 Wellington Street,
Suite 2201
Toronto, Ontario
Canada M5K 1K2
(t) 416.603.7381
(f) 416.603.8608
www.mpartners.ca

December 3, 2013

Westdale Construction Co Limted
35 Lesmill Rd
North York ON M3B 2T3

Reference
4FVEA6F

Stock: AEC

Effective Date	Trade Date	Process Date	Transaction	Description	Quantity	Commission Price	Price Funds	Net Amount
07/12/2012	04/12/2012	04/12/2012	BUY	ASSOCIATED E	25,000	[redacted]	USD	[redacted]
05/12/2012	30/11/2012	30/11/2012	BUY	ASSOCIATED E	20,000	[redacted]	USD	[redacted]
27/11/2012	21/11/2012	21/11/2012	BUY	ASSOCIATED E	10,000	[redacted]	USD	[redacted]
13/11/2012	07/11/2012	07/11/2012	BUY	ASSOCIATED E	106,000	[redacted]	USD	[redacted]
05/11/2012	31/10/2012	31/10/2012	BUY	ASSOCIATED E	7,000	[redacted]	USD	[redacted]
01/11/2012	01/11/2012	24/01/2013	WHTX02	ASSOCIATED E	-31,000 -	[redacted]	USD	[redacted]
01/11/2012	01/11/2012	24/01/2013	DIV	ASSOCIATED E	31,000 -	[redacted]	USD	[redacted]
31/10/2012	26/10/2012	26/10/2012	BUY	ASSOCIATED E	73,000	[redacted]	USD	[redacted]
26/10/2012	23/10/2012	23/10/2012	BUY	ASSOCIATED E	80,000	[redacted]	USD	[redacted]
16/10/2012	11/10/2012	23/01/2013	CXLBUY	ASSOCIATED E	-40,000	[redacted]	USD	[redacted]
16/10/2012	11/10/2012	23/01/2013	BUY	ASSOCIATED E	9,000	[redacted]	USD	[redacted]
16/10/2012	11/10/2012	11/10/2012	BUY	ASSOCIATED E	40,000	[redacted]	USD	[redacted]
15/10/2012	11/10/2012	23/01/2013	BUY	ASSOCIATED E	31,000	[redacted]	USD	[redacted]
Transferred out to BMO DTC #50* FISMA & OMB Memorandum M-07-16 *****								
07/12/2012	07/12/2012	07/12/2012	TFROUT	ASSOCIATED E	-361,000 -	0	USD	0

Please let us know of any questions or concerns

Sincerely,

Nicole Cornick
Executive Assistant

Page 27 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 28 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 29 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 30 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 31 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

BakerHostetler

Baker&Hostetler LLP

PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Suzanne K. Hanselman
direct dial: 216.861.7090
SHanselman@bakerlaw.com

December 18, 2013

VIA E-MAIL AND FEDERAL EXPRESS

Jeffrey M. Sone
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202

Re: Westdale Construction Co. Limited

We are writing on behalf of our client, Associated Estates Realty Corporation (the "Issuer"). On December 5, 2013, the Issuer received a proposal dated December 5, 2013 (the "Proposal") that you submitted on behalf of your client, Westdale Construction Co. Ltd. (the "Proponent") for inclusion in the Issuer's proxy statement for its 2014 Annual Meeting of Shareholders (the "2014 Meeting"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the Proponent timely submits documents to cure these deficiencies to fully comply with the procedural requirements of Rule 14a-8 under the Securities Exchange Act of 1934, we will take the position that we may exclude the Proposal from the proxy statement for the 2014 Meeting, and we will seek such a determination from the SEC under Rule 14a-8(b).

Rule 14a-8(b) requires any shareholder submitting a proposal to (a) have continuously held at least $2,000 in market value, or 1%, of the issuer's securities entitled to be voted on the proposal for at least one year by, and including, the date the shareholder submits the proposal and (b) include verification of such ownership with the proposal. Your submission includes a statement that the Proponent held shares for the one year period concluding on December 3, 2013, but the date of the Proposal is December 5, 2013. The verification of ownership provided in Exhibit A is also dated December 3, 2013. There is a gap between the date of verification and the Proposal date, which is a deficiency in proving continued ownership for the requisite one-year period as required by Rule 14a8(b)(2) and further explained in SEC Staff Legal Bulletin No. 14F published October 18, 2011 ("SLB 14F"). In addition, as described in SLB 14F, to confirm continuous ownership for the requisite one-year period, the broker providing the verification should include the following statement: "As of [December 5, 2013], Westdale Construction Co. Limited held, and has held continuously for at least one year, [number of securities] of Associated Estates Realty Corporation Common shares, without par value." Your client should submit a new written statement and proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including December 5, 2013, the date of submission, and submit both within 14 days from receipt of this notice to cure these deficiencies.

Notwithstanding the timely correction of the aforementioned deficiencies, the Issuer reserves the right to seek a no-action request from the SEC to exclude the Proposal on one or more substantive grounds.

Please direct any subsequent submission or other correspondence regarding the Proposal to me at the mailing address, e-mail address or both indicated above.

Sincerely,

Suzanne K. Hanselman

EXHIBIT C

JACKSON WALKER L.L.P.
125 YEARS
ATTORNEYS & COUNSELORS

Jeffrey M. Sone
(214) 953-6107 (Direct Dial)
(214) 661-6697 (Direct Fax)
jsone@jw.com

December 31, 2013

Suzanne K. Hanselman
Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

Via electronic mail to: SHanselman@bakerlaw.com

Dear Ms. Hanselman:

We are responding to your letter dated December 18, 2013 (the "**Response Letter**") regarding the shareholder proposal (the "**Proposal**") submitted by our client Westdale Construction Co. Limited to Associated Estates Realty Corporation (the "**Issuer**") on December 5, 2013. We have reviewed the Response Letter and the SEC Staff Legal Bulletin No. 14F (the "**Staff Bulletin**") you referenced in the Response Letter. Our client has beneficially owned at least 40,000 shares of the Issuer since October 16, 2012 (the "**Shares**") In accordance with your request for our client to cure what you believed to be certain procedural deficiencies in the Proposal, the following attachments are included with this letter:

1. Verification Letter from M. Partners who served as introducing broker to our client in their acquisition of the Shares (the "**Introducing Broker Statement**").
2. Verification Letter from National Bank Securities who held the Shares of record on behalf of our client from the date of their acquisition until December 7, 2012 (the "**First Registered Holder Statement**").
3. Verification Letter from BMO Capital Markets who held the Shares of record on behalf of our client from December 7, 2012 through December 5th, 2013 and continues to hold them as of the date of this letter (the "**Second Registered Holder Statement**" and together with the Introducing Broker Statement and the First Registered Holder Statement, the "**Broker Statements**")).

We believe that the Broker Statements demonstrate that consistent with Rule 14a-8 and Staff Bulletin, our client has beneficially held the Shares, which shares have a market value of over $2,000, continuously throughout the twelve months preceding December 5th, 2013. Please let us know as promptly as possible if you disagree.

Should you have any questions concerning our supplemental verification of ownership, please do not hesitate to contact the undersigned at our offices in Dallas.

Very truly yours,

Jeffrey M. Sone

JMS:rph

M | PARTNERS
RESEARCH · TRADING · ADVISORY

100 Wellington Street West
Suite 2201
Toronto, Ontario
Canada M5K 1K2
(t) 416.603.7381
(f) 416.603.8608
www.mpartners.ca

December 30, 2013

Corporate Secretary
Associated Estates Realty Corp.
c/o Suzanne K. Hanselman
Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

Dear Ms. Hanselman:

We have received a request from our customer Westdale Construction Co. Limited ("**Westdale**") to confirm their beneficial ownership of certain shares. We are an introducing broker and as such we do not hold any shares of record. Shares of our customers are held of record through various record holders including National Bank Correspondent Network ("**NBCN**"). On October 16, 2012 (the "**Acquisition Date**"), Westdale acquired beneficial ownership of 40,000 shares of Associated Estates Realty Corporation's Common Shares (the "**Shares**"), held of record by NBCN, and continuously held such beneficial ownership of the Shares through NBCN until December 7, 2012 (the "**Transfer Date**") on which date registered ownership of the shares was transferred to BMO Capital Markets from NBCN (but remained beneficially owned by Westdale). We have included a statement from NBCN verifying that they held the Shares of record during period from the Acquisition Date through the Transfer Date.

Should you have any questions concerning our verification of Westdale's ownership of the Shares, please do not hesitate to contact the undersigned.

Very truly yours,

Brian Urquhart
Chief Financial Officer

NBCN

December 31, 2013

Corporate Secretary
Associated Estates Realty Corp.
c/o Suzanne K. Hanselman
Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

Dear Ms. Hanselman,

This is to confirm that on October 16, 2012, 40,000 shares of Associated Estates Realty Corporation's Common Shares were bought into the Westdale Construction Co. Ltd (M Partners account *** FISMA & OMB Memorandum M-07-16 ***

I further confirm that these shares were held in the account until December 7, 2012 on which date the shares were transferred out of the Westdale *** FISMA & OMB Memorandum M-07-16 *** accounts.

Please let me know if you need further information on these shares.

Sincerely,

Leona Lai, CPA, CA,CFA
NBCN – Controller
(416) 542-2382

December 30, 2013

Corporate Secretary
Associated Estates Realty Corp.
c/o Suzanne K. Hanselman
Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, OH 44114-3482

Dear Ms. Hanselman:

BMO Capital Markets ("**BMO**") became the registered owner of 40,000 shares of Associated Estates Realty Corporation's Common Shares (the "**Shares**") on December 7, 2012 (the "**Transfer Date**") when the Shares were transferred to BMO by National Bank Securities ("**NBCM**") at the behest of our customer Westdale Construction Co. Limited ("**Westdale**") as a broker to broker transfer between accounts held by Westdale at NBCM and BMO, respectively. The Shares have been continuously beneficially owned by Westdale from the Transfer Date until December 5th, 2013, and continue to be owned by Westdale as of the date of this letter.

Should you have any questions concerning our verification of Westdale's ownership of the Shares, please do not hesitate to contact the undersigned.

Very truly yours,

BMO Capital Markets

Adam Molnar
Prime Brokerage Services

Dec 30, 2013

9918185v.2

EXHIBIT D

KeyBanc Capital Markets

The Leaderboard

Associated Estates Realty Corporation (ticker: AEC)

Real Estate Investment Banking

December 31, 2013

David Gorden - Managing Director
(617) 385-6220
dgorden@key.com

Mark Koster - Managing Director
(770) 510-2150
mkoster@key.com

John Horrigan - Managing Director
(216) 689-4615
jhorrigan@key.com

Michael Hawkins - Managing Director
(212) 476-7425
michael.hawkins@key.com

Russ Hancock - Director
(617) 385-6230
rhancock@key.com

The following presentation provides a detailed analysis of the Equity REIT market, including current trading, total return, leverage, coverage and valuation statistics.

This presentation analyzes 131 Equity REITs within the following 13 sectors:

- Health Care (12)
- Office (17)
- Data Center (3)
- Industrial (6)
- Office / Industrial (7)
- Shopping Center (20)
- Malls (8)
- Student Housing (3)
- Manufactured Housing (3)
- Multifamily (13)
- Self Storage (4)
- Lodging (17)
- Triple Net / Specialty (18)

Industry Comps:
Section I presents a series of 50 ranking tables comprised of each of the 131 publicly traded Equity REITs plus the median values for each of the 13 sectors listed above.

Sector Comps:
Section II provides a series of tables which are broken by the 13 sectors listed above.

(median)	Healthcare	Office	Data Center	Industrial	Office / Industrial	Shopping Center	Malls	Student Housing	Manfact. Housing	Multi-family	Self Storage	Lodging	Triple Net	All REITs
Market Data														
Current Yield	5.81%	4.28%	4.35%	3.38%	4.52%	4.26%	3.68%	4.99%	5.91%	4.03%	3.49%	3.37%	6.14%	**4.45%**
Market Cap	$2,188	$2,164	$2,004	$1,887	$2,760	$1,209	$4,627	$1,022	$1,629	$4,249	$3,657	$1,951	$2,456	**$2,254**
Aggregate	$68.0 B	$76.1 B	$10.0 B	$26.2 B	$21.7 B	$44.4 B	$97.6 B	$5.0 B	$5.1 B	$72.5 B	$35.3 B	$41.6 B	$53.9 B	**$557.5 B**
Enterprise Value	$3,344	$4,470	$3,520	$3,044	$5,602	$2,235	$9,813	$1,723	$3,210	$6,352	$5,172	$3,241	$4,319	**$3,881**
Aggregate	$106.8 B	$136.9 B	$17.3 B	$42.4 B	$39.7 B	$78.7 B	$166.8 B	$9.0 B	$9.3 B	$114.8 B	$42.9 B	$67.5 B	$84.8 B	**$916.8 B**
Total Return														
1 Week Total Return	-0.43%	-0.17%	0.57%	0.30%	0.04%	-0.25%	-0.50%	0.68%	1.47%	0.13%	-0.42%	0.15%	-0.65%	**-0.05%**
3 Mnth. Total Return	-4.15%	0.58%	-4.10%	1.13%	3.00%	1.13%	0.67%	-4.68%	1.57%	-1.94%	-8.48%	8.56%	0.65%	**0.31%**
LTM Total Return	2.27%	3.06%	6.30%	16.09%	13.21%	6.60%	-2.47%	-18.51%	10.68%	-2.14%	10.32%	26.53%	6.22%	**6.01%**
2 Year Total Return	26.74%	25.18%	8.67%	47.69%	36.56%	35.64%	25.02%	-7.26%	15.92%	5.54%	61.32%	65.67%	36.19%	**31.46%**
3 Year Total Return	31.15%	13.65%	26.33%	55.06%	32.04%	27.85%	38.79%	12.56%	39.95%	15.05%	90.67%	38.61%	34.14%	**30.96%**
4 Year Total Return	57.87%	36.96%	34.49%	81.50%	33.33%	67.67%	108.18%	70.65%	58.59%	64.11%	128.24%	76.45%	76.09%	**67.21%**
5 Year Total Return	95.38%	36.46%	657.25%	107.83%	100.00%	64.67%	273.49%	100.89%	129.61%	125.07%	219.96%	192.76%	136.27%	**113.83%**
Leverage / Coverage														
EBITDA / (IE + Pfd)	3.63x	2.83x	3.75x	2.69x	2.25x	2.51x	2.46x	3.82x	2.46x	3.45x	4.30x	3.13x	3.00x	**2.89x**
(Debt + Pfd.) / EV	34.31%	42.70%	31.46%	37.00%	51.10%	44.14%	46.10%	40.98%	46.28%	35.64%	24.74%	36.95%	36.28%	**38.81%**
Valuation														
P / '13 FFO	14.17x	14.57x	12.74x	17.78x	12.92x	14.12x	16.73x	14.64x	13.75x	15.13x	19.02x	13.72x	14.23x	**14.57x**
P / '14 FFO	13.05x	13.47x	10.74x	16.19x	12.56x	14.21x	15.80x	13.57x	12.56x	14.49x	16.65x	11.87x	12.29x	**13.42x**
P / '13 AFFO	15.32x	19.91x	13.53x	24.76x	18.42x	18.40x	19.86x	15.67x	16.25x	18.57x	20.51x	16.88x	14.94x	**17.59x**
P / '14 AFFO	14.19x	18.25x	12.96x	22.18x	18.06x	17.32x	18.13x	14.46x	15.42x	17.87x	17.80x	14.98x	13.19x	**15.97x**
'13 FFO Payout	84.1%	53.9%	67.5%	67.4%	60.7%	64.1%	51.4%	80.0%	80.4%	62.9%	66.7%	50.2%	87.8%	**64.4%**
'13 AFFO Payout	88.3%	84.4%	82.4%	92.9%	78.7%	81.9%	64.0%	85.7%	87.0%	72.2%	71.7%	61.5%	83.8%	**80.2%**

Last Twelve Months Total Return



# of Companies
20
18
16
14
12
10
8
6
4
2
0
11
5
7
6
7
9
13
11
12
7
18
9
15
7
4
< -15.0%
-15.0% to - 10.0%
-10.0% to - 6.5%
-6.5% to - 4.0%
-4.0% to - 1.5%
-1.5% to 1.0%
1.0% to 3.5%
3.5% to 6.0%
6.0% to 8.5%
8.5% to 11.0%
11.0% to 16.0%
16.0% to 21.0%
21.0% to 28.5%
28.5% to 43.5%
> 43.5%

Company	Price Component	Div Component	Total Return
1. SoTHERLY Hotels	78.92%	6.09%	85.01%
2. FelCor Lodging Tr	74.73%	0.00%	74.73%
3. CommonWealth REIT	47.16%	7.13%	54.29%
4. Strategic Hotels	47.66%	0.00%	47.66%
5. Parkway Ppts Inc	37.88%	5.15%	43.04%
6. Chatham Lodging	32.96%	6.30%	39.27%
7. Pebblebrook Hotel	33.16%	3.12%	36.28%
8. DiamondRock Hsptly	28.33%	4.45%	32.79%
9. Inland Real Estate	25.54%	7.18%	32.72%
10. Omega Healthcare	24.95%	7.70%	32.65%
11. RLJ Lodging Trust	25.55%	4.74%	30.29%
12. Host Hotels&Resort	24.06%	3.27%	27.33%
13. Sabra Health Care	20.35%	6.22%	26.57%
14. First Indl Realty	23.93%	2.62%	26.56%
15. Chesapeake Lodging	21.12%	5.41%	26.53%
16. LODGING SECTOR	24.06%	2.47%	26.53%
17. SunstoneHotelInvt	25.12%	0.95%	26.07%
18. LaSalle Hotel	21.54%	4.37%	25.91%
19. Cousins Properties	23.35%	2.21%	25.56%
20. W. P. Carey Inc.	17.64%	6.49%	24.14%
21. Ramco-Gershenson	18.26%	5.54%	23.80%
22. Hospitality Ppts	15.41%	8.02%	23.43%
23. Ashford Hsplty Tr	-21.22%	44.29%	23.07%
24. Cedar Realty Trust	18.56%	4.20%	22.77%
25. SL Green Realty	20.52%	2.04%	22.56%
26. Kite Realty Grp Tr	17.53%	4.79%	22.32%
27. Brandywine Realty	15.59%	5.30%	20.88%
28. CoreSite Realty	16.38%	4.19%	20.57%
29. PS Bus Parks Inc	17.61%	2.81%	20.41%
30. STAG Industrial	13.47%	6.78%	20.25%
31. Extra Space stge	15.77%	4.08%	19.86%
32. Retail Opportunity	14.54%	5.14%	19.67%
33. Terreno Realty	14.64%	3.30%	17.94%
34. Hersha Hospitality	11.40%	4.85%	16.25%
35. INDUSTRIAL SECTOR	11.66%	4.42%	16.09%
36. American Assets Tr	12.53%	3.11%	15.64%
37. Select Income REIT	7.95%	7.33%	15.28%
38. Saul Centers Inc	11.54%	3.56%	15.11%
39. Vornado Realty Tr	10.88%	3.81%	14.68%
40. Agree Realty Corp	8.32%	6.33%	14.65%
41. Ryman Hospitality	8.63%	5.75%	14.38%
42. DCT Industrial Tr	9.86%	4.37%	14.23%
43. EPR Properties	6.61%	6.77%	13.38%
44. Highwoods Ppts Inc	8.13%	5.08%	13.21%
45. OFF/IND SECTOR	8.44%	4.78%	13.21%
46. Duke Realty Corp	8.44%	4.59%	13.03%
47. Sun Communities	6.89%	6.10%	12.99%
48. CubeSmart	9.40%	3.12%	12.53%
49. Pennsylvania REIT	7.60%	4.32%	11.92%
50. EastGroup Ppts Inc	7.66%	4.08%	11.73%
51. Retail Properties	6.27%	5.20%	11.47%
52. Equity One Inc	6.81%	4.28%	11.08%
53. BRE Properties Inc	7.63%	3.41%	11.05%
54. Gvt Ppts Incm Tr	3.67%	7.18%	10.85%
55. Eqty LifeStyle	7.68%	2.99%	10.68%
56. MFG HOUSING SECTOR	6.89%	3.78%	10.68%
57. SELF STOR SECTOR	7.17%	3.15%	10.32%
58. Potlatch Corp	6.62%	3.33%	9.95%
59. Kilroy Realty	5.93%	2.96%	8.89%
60. Plum Creek Timber	4.82%	3.91%	8.73%

Company	Price Component	Div Component	Total Return
61. Gladstone Comm	0.11%	8.32%	8.43%
62. Medical Properties	2.17%	6.18%	8.35%
63. Sovran Slf Stge	4.94%	3.18%	8.12%
64. Public Storage	3.84%	3.54%	7.38%
65. Weingarten Realty	2.43%	4.28%	6.71%
66. SHOP CTR SECTOR	2.33%	4.28%	6.60%
67. Kimco Realty Corp	2.23%	4.27%	6.50%
68. Hudson Pacific	3.85%	2.48%	6.32%
69. DuPont Fabros Tech	2.28%	4.02%	6.30%
70. DATA CENTER SECTOR	2.28%	4.02%	6.30%
71. Getty Realty Corp	1.72%	4.51%	6.22%
72. TRIPLE NET SECTOR	0.00%	6.22%	6.22%
73. One Liberty Ppts	-0.79%	6.58%	5.80%
74. Winthrop Realty Tr	0.00%	5.69%	5.69%
75. LTC Properties Inc	0.57%	5.02%	5.59%
76. Macerich Co	1.01%	3.94%	4.95%
77. Healthcare Trust	-0.61%	5.46%	4.86%
78. Natl Health Invrs	-0.76%	5.36%	4.60%
79. Associated Estates	-0.43%	4.75%	4.32%
80. Investors RE Trust	-1.72%	6.02%	4.30%
81. Prologis Inc	1.26%	3.04%	4.30%
82. General Growth	1.11%	2.53%	3.64%
83. American Rlty Ppty	-2.94%	6.54%	3.60%
84. Lexington Realty	-2.30%	5.54%	3.24%
85. Douglas Emmett Inc	-0.04%	3.10%	3.06%
86. OFFICE SECTOR	-0.04%	3.10%	3.06%
87. AmREIT Inc	-2.04%	4.66%	2.62%
88. Franklin St Ppts	-2.92%	5.46%	2.53%
89. Acadia Realty Tr	-1.00%	3.41%	2.41%
90. HEALTHCARE SECTOR	-3.36%	5.63%	2.27%
91. UDR Inc	-1.81%	3.78%	1.97%
92. Whitestone REIT	-4.84%	6.80%	1.96%
93. Regency Centers	-1.74%	3.53%	1.79%
94. Natl Retail Ppts	-2.79%	4.48%	1.70%
95. DDR Corp	-1.85%	3.24%	1.39%
96. Essex Property Tr	-2.14%	3.22%	1.08%
97. Federal Realty	-2.51%	2.87%	0.36%
98. Sr Housing Ppts Tr	-5.96%	5.90%	-0.06%
99. Urstadt Biddle	-6.25%	6.07%	-0.18%
100. Liberty Ppty Trust	-5.36%	5.04%	-0.33%
101. Boston Properties	-5.14%	4.59%	-0.55%
102. Summit Hotel Ppts	-5.26%	4.59%	-0.68%
103. Corp Office Ppts	-5.16%	4.32%	-0.84%
104. Simon Property	-3.75%	2.83%	-0.92%
105. Aimco	-4.25%	3.23%	-1.02%
106. BioMed Realty Tr	-6.26%	4.72%	-1.54%
107. Frst Potomac	-5.91%	4.27%	-1.64%
108. MAA	-6.19%	4.05%	-2.14%
109. MULTIFAMILY SECTOR	-6.19%	4.05%	-2.14%
110. Realty Income Corp	-7.16%	4.86%	-2.30%
111. UMH Ppts Inc	-8.81%	6.49%	-2.32%
112. MALL SECTOR	-5.06%	2.59%	-2.47%
113. Tanger Factory	-6.37%	2.36%	-4.02%
114. Piedmont Office Tr	-8.48%	4.08%	-4.39%
115. Alexandria RE	-8.22%	3.74%	-4.48%
116. Excel Tr Inc	-10.10%	5.14%	-4.96%
117. Equity Resdl	-8.47%	3.20%	-5.27%
118. Washington REIT	-10.67%	4.33%	-6.34%
119. Monmouth RE Invt	-12.26%	5.40%	-6.86%
120. Healthcare Realty	-11.25%	4.31%	-6.94%

Company	Price Component	Div Component	Total Return
121. Post Ppts Inc	-9.45%	2.46%	-6.98%
122. Ventas Inc	-11.50%	3.87%	-7.63%
123. Home Ppts Inc	-12.54%	4.14%	-8.41%
124. Health Care REIT	-12.60%	4.18%	-8.42%
125. AvalonBay Inc	-12.80%	2.99%	-9.82%
126. CBL & Assoc Ppts	-15.32%	4.00%	-11.32%
127. Glimcher Realty Tr	-15.60%	3.37%	-12.23%
128. Mack-Cali Realty	-17.73%	5.03%	-12.70%
129. Camden Ppty Tr	-16.61%	3.37%	-13.24%
130. Education RealtyTr	-17.11%	3.54%	-13.57%
131. Rayonier Inc	-18.77%	3.00%	-15.78%
132. HCP Inc	-19.57%	3.76%	-15.82%
133. Universal Health	-20.85%	4.49%	-16.35%
134. Taubman Centers	-18.80%	2.30%	-16.50%
135. Campus Crest	-23.25%	4.74%	-18.51%
136. STDNT HOUS SECTOR	-23.25%	4.74%	-18.51%
137. Roberts Realty	-23.06%	0.00%	-23.06%
138. Digital Realty Tr	-27.65%	4.16%	-23.49%
139. Wheeler REIT	-30.52%	5.95%	-24.57%
140. American Campus	-30.18%	2.53%	-27.64%
141. Supertel	-70.10%	0.00%	-70.10%
142. Cole RE Invts	0.00%	NA	NA
143. Chambers St Ppts	0.00%	NA	NA
144. Spirit Realty	0.00%	NA	NA

Indices

RMS	2.47%
S&P 500	32.39%
DJIA	29.65%

Sector Overview: Multifamily

1. BRE Properties Inc	7.63%	3.41%	11.05%
2. Associated Estates	-0.43%	4.75%	4.32%
3. Investors RE Trust	-1.72%	6.02%	4.30%
4. UDR Inc	-1.81%	3.78%	1.97%
5. Essex Property Tr	-2.14%	3.22%	1.08%
6. Aimco	-4.25%	3.23%	-1.02%
7. MAA	-6.19%	4.05%	-2.14%
8. Equity Resdl	-8.47%	3.20%	-5.27%
9. Post Ppts Inc	-9.45%	2.46%	-6.98%
10. Home Ppts Inc	-12.54%	4.14%	-8.41%
11. AvalonBay Inc	-12.80%	2.99%	-9.82%
12. Camden Ppty Tr	-16.61%	3.37%	-13.24%
13. Roberts Realty	-23.06%	0.00%	-23.06%

Source: Public Filings, Capital IQ, SNL Financial
Note: Analysis based on reported consolidated financial statements

3 Year Total Return



# of Companies
30
25
20
15
10
5
0
8
3
8
25
18
13
21
3
10
7
4
1
2
2
5
< -10.0%
-10.0% to .0%
.0% to 10.0%
10.0% to 20.0%
20.0% to 30.0%
30.0% to 35.0%
35.0% to 45.0%
45.0% to 48.0%
48.0% to 53.0%
53.0% to 63.0%
63.0% to 68.0%
68.0% to 78.0%
78.0% to 88.0%
88.0% to 100.0%
> 100.0%

Company	Price Component	Div Component	Total Return
1. SoTHERLY Hotels	181.50%	24.11%	205.61%
2. Extra Space stge	142.13%	22.49%	164.62%
3. CoreSite Realty	136.00%	25.30%	161.29%
4. W. P. Carey Inc.	96.07%	33.77%	129.84%
5. First Indl Realty	99.20%	4.21%	103.41%
6. Sovran Slf Stge	77.04%	20.82%	97.87%
7. SELF STOR SECTOR	72.15%	18.52%	90.67%
8. CubeSmart	67.26%	16.22%	83.48%
9. Strategic Hotels	78.64%	0.00%	78.64%
10. Sabra Health Care	42.07%	31.88%	73.94%
11. Retail Opportunity	48.54%	19.35%	67.89%
12. Simon Property	52.94%	13.83%	66.77%
13. Omega Healthcare	32.80%	31.18%	63.98%
14. Public Storage	48.41%	14.99%	63.41%
15. Pebblebrook Hotel	51.38%	10.95%	62.32%
16. Hudson Pacific	45.32%	13.41%	58.73%
17. Sun Communities	28.01%	28.59%	56.60%
18. EastGroup Ppts Inc	36.89%	18.78%	55.66%
19. Chesapeake Lodging	34.45%	20.93%	55.38%
20. INDUSTRIAL SECTOR	35.58%	19.48%	55.06%
21. DCT Industrial Tr	34.27%	20.18%	54.45%
22. Lexington Realty	28.43%	24.40%	52.83%
23. Douglas Emmett Inc	40.30%	12.42%	52.72%
24. Kilroy Realty	37.59%	13.85%	51.44%
25. Acadia Realty Tr	36.13%	14.43%	50.56%
26. One Liberty Ppts	20.54%	29.64%	50.18%
27. Ryman Hospitality	16.25%	33.19%	49.43%
28. Pennsylvania REIT	30.63%	18.81%	49.43%
29. PS Bus Parks Inc	37.15%	11.77%	48.92%
30. LTC Properties Inc	26.03%	22.48%	48.51%
31. Ramco-Gershenson	26.43%	21.72%	48.15%
32. Ashford Hsplty Tr	-14.20%	61.39%	47.19%
33. Natl Health Invrs	24.61%	22.19%	46.80%
34. Hospitality Ppts	17.32%	27.92%	45.24%
35. Potlatch Corp	28.23%	16.71%	44.95%
36. Inland Real Estate	19.55%	25.33%	44.87%
37. General Growth	29.65%	14.12%	43.77%
38. SL Green Realty	36.84%	5.40%	42.24%
39. Federal Realty	30.13%	12.05%	42.17%
40. Brandywine Realty	20.94%	20.31%	41.25%
41. Equity One Inc	23.43%	17.61%	41.04%
42. Plum Creek Timber	24.19%	16.06%	40.26%
43. Eqty LifeStyle	29.55%	10.39%	39.95%
44. MFG HOUSING SECTOR	28.01%	11.94%	39.95%
45. Macerich Co	24.32%	15.53%	39.85%
46. Medical Properties	12.83%	26.96%	39.79%
47. Kite Realty Grp Tr	21.44%	18.17%	39.61%
48. Duke Realty Corp	20.71%	18.73%	39.44%
49. MALL SECTOR	25.86%	12.92%	38.79%
50. Chatham Lodging	18.55%	20.06%	38.61%
51. LODGING SECTOR	16.89%	21.71%	38.61%
52. BRE Properties Inc	25.77%	12.42%	38.19%
53. Essex Property Tr	25.64%	12.40%	38.05%
54. Taubman Centers	26.62%	11.10%	37.72%
55. Tanger Factory	25.10%	10.54%	35.65%
56. Agree Realty Corp	10.81%	23.65%	34.45%
57. Natl Retail Ppts	14.45%	19.69%	34.14%
58. TRIPLE NET SECTOR	14.45%	19.69%	34.14%
59. Rayonier Inc	20.24%	13.84%	34.08%
60. Post Ppts Inc	24.60%	8.84%	33.44%

Company	Price Component	Div Component	Total Return
61. Highwoods Ppts Inc	13.56%	18.48%	32.04%
62. OFF/IND SECTOR	13.56%	18.48%	32.04%
63. Cousins Properties	23.50%	8.42%	31.92%
64. Weingarten Realty	15.40%	16.32%	31.73%
65. Health Care REIT	12.45%	18.71%	31.15%
66. HEALTHCARE SECTOR	12.45%	18.71%	31.15%
67. Universal Health	9.66%	21.30%	30.96%
68. SunstoneHotelInvt	29.72%	0.99%	30.71%
69. Monmouth RE Invt	6.94%	22.63%	29.57%
70. EPR Properties	6.29%	22.61%	28.90%
71. SHOP CTR SECTOR	12.51%	15.34%	27.85%
72. Boston Properties	16.57%	10.98%	27.55%
73. LaSalle Hotel	16.89%	9.80%	26.69%
74. Realty Income Corp	9.15%	17.24%	26.39%
75. DuPont Fabros Tech	16.17%	10.16%	26.33%
76. DATA CENTER SECTOR	16.17%	10.16%	26.33%
77. Glimcher Realty Tr	11.43%	14.72%	26.15%
78. Education RealtyTr	13.51%	12.01%	25.53%
79. Liberty Ppty Trust	6.11%	19.06%	25.17%
80. Kimco Realty Corp	9.48%	14.50%	23.98%
81. Ventas Inc	9.15%	14.80%	23.95%
82. Regency Centers	9.61%	14.04%	23.65%
83. Sr Housing Ppts Tr	1.32%	21.97%	23.30%
84. Gladstone Comm	-4.57%	27.12%	22.55%
85. Parkway Ppts Inc	10.10%	10.66%	20.76%
86. Associated Estates	**4.97%**	**15.31%**	**20.28%**
87. Vornado Realty Tr	6.55%	12.67%	19.22%
88. DDR Corp	9.08%	9.52%	18.61%
89. Healthcare Realty	0.66%	17.88%	18.54%
90. CBL & Assoc Ppts	2.63%	15.90%	18.53%
91. Camden Ppty Tr	5.37%	11.99%	17.36%
92. Investors RE Trust	-4.35%	20.79%	16.45%
93. FelCor Lodging Tr	15.91%	0.00%	15.91%
94. Cedar Realty Trust	-0.48%	16.29%	15.81%
95. Whitestone REIT	-9.66%	24.90%	15.24%
96. AvalonBay Inc	5.05%	10.00%	15.05%
97. MULTIFAMILY SECTOR	0.27%	14.78%	15.05%
98. Host Hotels&Resort	8.79%	6.14%	14.93%
99. CommonWealth REIT	-8.62%	23.49%	14.86%
100. HCP Inc	-1.28%	15.25%	13.98%
101. UMH Ppts Inc	-7.65%	21.38%	13.73%
102. Gvt Ppts Incm Tr	-7.24%	20.90%	13.65%
103. OFFICE SECTOR	-2.84%	16.50%	13.65%
104. American Campus	1.42%	11.14%	12.56%
105. STDNT HOUS SECTOR	1.42%	11.14%	12.56%
106. Urstadt Biddle	-5.14%	17.40%	12.26%
107. BioMed Realty Tr	-2.84%	14.65%	11.81%
108. Saul Centers Inc	0.80%	10.93%	11.73%
109. Excel Tr Inc	-5.87%	16.76%	10.89%
110. UDR Inc	-0.72%	11.00%	10.28%
111. Home Ppts Inc	-3.37%	13.54%	10.17%
112. Digital Realty Tr	-4.70%	14.64%	9.95%
113. Equity Resdl	-0.15%	9.73%	9.57%
114. Aimco	0.27%	8.59%	8.86%
115. MAA	-4.33%	12.52%	8.19%
116. Terreno Realty	-1.28%	8.77%	7.49%
117. DiamondRock Hsptly	-3.75%	10.25%	6.50%
118. Winthrop Realty Tr	-13.60%	16.32%	2.71%
119. Franklin St Ppts	-16.14%	16.94%	0.80%
120. Hersha Hospitality	-15.61%	12.53%	-3.07%

Company	Price Component	Div Component	Total Return
121. Piedmont Office Tr	-17.97%	14.09%	-3.88%
122. Alexandria RE	-13.16%	8.74%	-4.42%
123. Washington REIT	-24.62%	13.00%	-11.62%
124. Frst Potomac	-30.86%	12.14%	-18.72%
125. Campus Crest	-32.88%	12.63%	-20.25%
126. Corp Office Ppts	-32.22%	11.21%	-21.01%
127. Mack-Cali Realty	-35.03%	13.01%	-22.02%
128. Getty Realty Corp	-41.27%	8.82%	-32.46%
129. Roberts Realty	-38.34%	0.00%	-38.34%
130. Supertel	-80.70%	0.00%	-80.70%
131. Healthcare Trust	NA	NA	NA
132. Prologis Inc	NA	NA	NA
133. STAG Industrial	NA	NA	NA
134. AmREIT Inc	NA	NA	NA
135. American Assets Tr	NA	NA	NA
136. Wheeler REIT	NA	NA	NA
137. Retail Properties	NA	NA	NA
138. RLJ Lodging Trust	NA	NA	NA
139. Summit Hotel Ppts	NA	NA	NA
140. American Rlty Ppty	NA	NA	NA
141. Select Income REIT	NA	NA	NA
142. Cole RE Invts	NA	NA	NA
143. Chambers St Ppts	NA	NA	NA
144. Spirit Realty	NA	NA	NA

Indices

RMS	31.17%
S&P 500	56.82%
DJIA	54.91%

Sector Overview: Multifamily

1. BRE Properties Inc	25.77%	12.42%	38.19%
2. Essex Property Tr	25.64%	12.40%	38.05%
3. Post Ppts Inc	24.60%	8.84%	33.44%
4. Associated Estates	**4.97%**	**15.31%**	**20.28%**
5. Camden Ppty Tr	5.37%	11.99%	17.36%
6. Investors RE Trust	-4.35%	20.79%	16.45%
7. AvalonBay Inc	5.05%	10.00%	15.05%
8. UDR Inc	-0.72%	11.00%	10.28%
9. Home Ppts Inc	-3.37%	13.54%	10.17%
10. Equity Resdl	-0.15%	9.73%	9.57%
11. Aimco	0.27%	8.59%	8.86%
12. MAA	-4.33%	12.52%	8.19%
13. Roberts Realty	-38.34%	0.00%	-38.34%

Source: Public Filings, Capital IQ, SNL Financial

Note: Analysis based on reported consolidated financial statements

5 Year Total Return



# of Companies
40
35
30
25
20
15
10
5
0
4
35
2
7
12
8
8
2
2
5
2
1
5
2
23
< 90.0%
90.0% to 85.0%
85.0% to 95.0%
95.0% to 105.0%
105.0% to 115.0%
115.0% to 130.0%
130.0% to 137.5%
137.5% to 142.5%
142.5% to 152.5%
152.5% to 162.5%
162.5% to 177.5%
177.5% to 192.5%
192.5% to 207.5%
207.5% to 222.5%
> 222.5%

Company	Price Component	Div Component	Total Return
1. General Growth	1455.81%	244.14%	1699.95%
2. DuPont Fabros Tech	1093.72%	135.35%	1229.07%
3. Ashford Hsplty Tr	620.00%	515.10%	1135.10%
4. DATA CENTER SECTOR	571.62%	85.62%	657.25%
5. Strategic Hotels	462.50%	0.00%	462.50%
6. SoTHERLY Hotels	368.82%	47.51%	416.34%
7. Ryman Hospitality	285.42%	110.03%	395.45%
8. Extra Space stge	308.24%	77.18%	385.42%
9. Sun Communities	204.57%	180.76%	385.33%
10. Glimcher Realty Tr	233.10%	143.65%	376.75%
11. Macerich Co	224.28%	120.14%	344.43%
12. FelCor Lodging Tr	343.48%	0.00%	343.48%
13. DDR Corp	214.96%	101.94%	316.90%
14. CubeSmart	258.20%	50.57%	308.77%
15. CBL & Assoc Ppts	176.31%	118.18%	294.49%
16. SL Green Realty	256.68%	31.11%	287.79%
17. MALL SECTOR	181.35%	92.14%	273.49%
18. W. P. Carey Inc.	161.84%	97.24%	259.09%
19. One Liberty Ppts	128.75%	128.92%	257.67%
20. Pennsylvania REIT	154.77%	97.72%	252.49%
21. Ramco-Gershenson	154.69%	96.44%	251.13%
22. Gladstone Comm	111.41%	126.95%	238.36%
3. Simon Property	186.39%	51.47%	237.86%
24. SELF STOR SECTOR	173.77%	46.19%	219.96%
25. Post Ppts Inc	174.12%	45.15%	219.27%
26. LaSalle Hotel	179.28%	27.41%	206.69%
27. Taubman Centers	151.06%	52.84%	203.90%
28. Lexington Realty	104.20%	97.79%	201.99%
29. Medical Properties	93.66%	100.38%	194.04%
30. LODGING SECTOR	168.04%	24.72%	192.76%
31. Host Hotels&Resort	156.80%	22.02%	178.82%
32. Natl Health Invrs	104.52%	70.47%	174.99%
33. Omega Healthcare	86.60%	78.81%	165.41%
34. CommonWealth REIT	72.92%	89.41%	162.34%
35. DiamondRock Hsptly	127.81%	34.22%	162.04%
36. Hospitality Ppts	81.78%	74.72%	156.50%
37. Hersha Hospitality	85.67%	70.01%	155.67%
38. Aimco	124.33%	31.29%	155.62%
39. Rayonier Inc	101.44%	47.31%	148.75%
40. Brandywine Realty	82.75%	65.12%	147.87%
41. BRE Properties Inc	95.53%	44.96%	140.49%
42. Natl Retail Ppts	76.44%	63.16%	139.60%
43. EPR Properties	64.97%	71.30%	136.27%
44. TRIPLE NET SECTOR	64.97%	71.30%	136.27%
45. First Indl Realty	131.13%	4.89%	136.01%
46. Associated Estates	**75.79%**	**59.03%**	**134.82%**
47. AvalonBay Inc	95.16%	39.48%	134.65%
48. LTC Properties Inc	74.51%	60.00%	134.50%
49. Agree Realty Corp	60.07%	73.26%	133.33%
50. Sovran Slf Stge	81.03%	50.11%	131.14%
51. UMH Ppts Inc	58.32%	71.29%	129.61%
52. MFG HOUSING SECTOR	88.89%	40.71%	129.61%
53. Essex Property Tr	86.98%	39.73%	126.71%
54. Camden Ppty Tr	81.49%	43.58%	125.07%
55. MULTIFAMILY SECTOR	75.79%	49.28%	125.07%
56. Public Storage	89.33%	33.23%	122.56%
57. SunstoneHotelInvt	116.48%	1.65%	118.13%
58. Ventas Inc	70.63%	44.81%	115.44%
59. Eqty LifeStyle	88.89%	25.36%	114.25%
60. Boston Properties	82.49%	31.34%	113.83%

Company	Price Component	Div Component	Total Return
61. Realty Income Corp	61.25%	51.50%	112.75%
62. Acadia Realty Tr	74.00%	37.45%	111.45%
63. Equity Resdl	73.94%	36.67%	110.61%
64. UDR Inc	69.33%	39.35%	108.68%
65. Potlatch Corp	60.48%	47.72%	108.19%
66. EastGroup Ppts Inc	62.82%	45.01%	107.83%
67. INDUSTRIAL SECTOR	62.82%	45.01%	107.83%
68. MAA	63.46%	44.29%	107.75%
69. Education RealtyTr	68.97%	38.66%	107.63%
70. Douglas Emmett Inc	78.33%	28.46%	106.80%
71. STDNT HOUS SECTOR	63.12%	37.77%	100.89%
72. Tanger Factory	70.23%	29.82%	100.05%
73. Liberty Ppty Trust	48.36%	51.65%	100.01%
74. PS Bus Parks Inc	71.12%	28.88%	100.00%
75. OFF/IND SECTOR	48.36%	51.64%	100.00%
76. BioMed Realty Tr	54.61%	43.93%	98.53%
77. HEALTHCARE SECTOR	50.71%	44.67%	95.38%
78. American Campus	57.28%	36.88%	94.15%
79. Federal Realty	63.35%	30.37%	93.72%
80. Monmouth RE Invt	29.86%	57.05%	86.91%
81. Digital Realty Tr	49.53%	35.90%	85.42%
82. Retail Opportunity	60.87%	24.39%	85.26%
83. Kilroy Realty	49.97%	35.24%	85.21%
84. DCT Industrial Tr	40.91%	42.87%	83.78%
85. Duke Realty Corp	37.23%	43.85%	81.07%
86. Vornado Realty Tr	47.13%	33.24%	80.37%
87. Sr Housing Ppts Tr	24.05%	51.27%	75.32%
88. Weingarten Realty	32.53%	41.80%	74.32%
89. Highwoods Ppts Inc	32.20%	42.04%	74.24%
90. HCP Inc	30.79%	41.52%	72.31%
91. Frst Potomac	25.05%	46.11%	71.16%
92. Home Ppts Inc	32.07%	38.51%	70.58%
93. Health Care REIT	26.94%	41.78%	68.73%
94. Universal Health	21.73%	46.74%	68.47%
95. Plum Creek Timber	33.88%	32.70%	66.58%
96. Equity One Inc	26.78%	38.71%	65.49%
97. SHOP CTR SECTOR	23.81%	40.86%	64.67%
98. Kite Realty Grp Tr	18.17%	45.68%	63.84%
99. Urstadt Biddle	15.82%	39.41%	55.23%
100. Saul Centers Inc	20.84%	25.01%	45.84%
101. Winthrop Realty Tr	1.94%	39.71%	41.65%
102. Kimco Realty Corp	8.04%	30.80%	38.84%
103. OFFICE SECTOR	6.30%	30.16%	36.46%
104. Parkway Ppts Inc	7.17%	24.11%	31.28%
105. Regency Centers	-0.86%	26.45%	25.59%
106. Alexandria RE	5.44%	18.40%	23.84%
107. Healthcare Realty	-9.24%	32.21%	22.97%
108. Mack-Cali Realty	-12.33%	33.18%	20.86%
109. Getty Realty Corp	-12.77%	30.86%	18.08%
110. Roberts Realty	16.91%	0.00%	16.91%
111. Inland Real Estate	-18.95%	33.50%	14.55%
112. Investors RE Trust	-19.89%	33.62%	13.73%
113. Washington REIT	-17.46%	28.18%	10.72%
114. Cedar Realty Trust	-11.58%	22.07%	10.49%
115. Franklin St Ppts	-18.98%	28.41%	9.43%
116. Corp Office Ppts	-22.83%	21.23%	-1.61%
117. Cousins Properties	-25.63%	16.78%	-8.86%
118. Supertel	-82.06%	0.00%	-82.06%
119. Healthcare Trust	NA	NA	NA
120. Sabra Health Care	NA	NA	NA

Company	Price Component	Div Component	Total Return
121. Gvt Ppts Incm Tr	NA	NA	NA
122. Hudson Pacific	NA	NA	NA
123. Piedmont Office Tr	NA	NA	NA
124. CoreSite Realty	NA	NA	NA
125. Prologis Inc	NA	NA	NA
126. STAG Industrial	NA	NA	NA
127. Terreno Realty	NA	NA	NA
128. AmREIT Inc	NA	NA	NA
129. American Assets Tr	NA	NA	NA
130. Excel Tr Inc	NA	NA	NA
131. Wheeler REIT	NA	NA	NA
132. Retail Properties	NA	NA	NA
133. Whitestone REIT	NA	NA	NA
134. Campus Crest	NA	NA	NA
135. Chatham Lodging	NA	NA	NA
136. Chesapeake Lodging	NA	NA	NA
137. Pebblebrook Hotel	NA	NA	NA
138. RLJ Lodging Trust	NA	NA	NA
139. Summit Hotel Ppts	NA	NA	NA
140. American Rlty Ppty	NA	NA	NA
141. Select Income REIT	NA	NA	NA
142. Cole RE Invts	NA	NA	NA
143. Chambers St Ppts	NA	NA	NA
144. Spirit Realty	NA	NA	NA

Indices

RMS	116.73%
S&P 500	128.19%
DJIA	116.77%

Sector Overview: Multifamily

1. Post Ppts Inc	174.12%	45.15%	219.27%
2. Aimco	124.33%	31.29%	155.62%
3. BRE Properties Inc	95.53%	44.96%	140.49%
4. Associated Estates	**75.79%**	**59.03%**	**134.82%**
5. AvalonBay Inc	95.16%	39.48%	134.65%
6. Essex Property Tr	86.98%	39.73%	126.71%
7. Camden Ppty Tr	81.49%	43.58%	125.07%
8. Equity Resdl	73.94%	36.67%	110.61%
9. UDR Inc	69.33%	39.35%	108.68%
10. MAA	63.46%	44.29%	107.75%
11. Home Ppts Inc	32.07%	38.51%	70.58%
12. Roberts Realty	16.91%	0.00%	16.91%
13. Investors RE Trust	-19.89%	33.62%	13.73%

Source: Public Filings, Capital IQ, SNL Financial
Note: Analysis based on reported consolidated financial statements

10 Year Total Return



# of Companies
18
16
14
12
10
8
6
4
2
0
13
8
7
11
3
8
16
8
4
3
3
4
3
1
7
< 5.0%
5.0% to 30.0%
30.0% to 55.0%
55.0% to 80.0%
80.0% to 105.0%
105.0% to 130.0%
130.0% to 155.0%
155.0% to 180.0%
180.0% to 205.0%
205.0% to 230.0%
230.0% to 255.0%
255.0% to 280.0%
280.0% to 305.0%
305.0% to 330.0%
> 330.0%

Company	Price Component	Div Component	Total Return
1. Omega Healthcare	219.40%	324.98%	544.38%
2. Public Storage	246.90%	125.95%	372.85%
3. Tanger Factory	214.69%	150.53%	365.23%
4. Simon Property	228.36%	124.70%	353.05%
5. Taubman Centers	210.29%	139.08%	349.37%
6. Natl Health Invrs	125.48%	221.14%	346.62%
7. LTC Properties Inc	140.09%	202.92%	343.02%
8. Ventas Inc	160.36%	158.50%	318.87%
9. Associated Estates	**119.56%**	**184.60%**	**304.16%**
10. SELF STOR SECTOR	161.16%	122.53%	283.69%
11. W. P. Carey Inc.	101.02%	180.84%	281.85%
12. Federal Realty	164.16%	108.49%	272.65%
13. Eqty LifeStyle	92.46%	177.36%	269.82%
14. AvalonBay Inc	147.34%	120.80%	268.14%
15. Rayonier Inc	128.20%	129.12%	257.32%
16. Boston Properties	108.28%	128.13%	236.41%
17. Potlatch Corp	20.05%	215.71%	235.75%
18. Realty Income Corp	86.65%	145.33%	231.98%
19. Essex Property Tr	123.47%	103.14%	226.60%
20. Natl Retail Ppts	70.39%	151.96%	222.35%
21. Acadia Realty Tr	98.64%	107.21%	205.85%
22. MAA	80.88%	118.48%	199.36%
23. Sovran Slf Stge	75.42%	119.12%	194.54%
24. SL Green Realty	125.04%	64.34%	189.39%
25. EastGroup Ppts Inc	78.91%	106.64%	185.55%
26. EPR Properties	41.63%	134.73%	176.36%
27. Health Care REIT	48.81%	125.97%	174.77%
28. HEALTHCARE SECTOR	48.81%	125.97%	174.77%
29. Sun Communities	10.18%	160.99%	171.17%
30. MFG HOUSING SECTOR	10.18%	160.99%	171.17%
31. Equity Resdl	75.77%	93.29%	169.06%
32. Sr Housing Ppts Tr	29.02%	127.59%	156.61%
33. Universal Health	33.09%	123.11%	156.20%
34. HCP Inc	42.99%	111.53%	154.53%
35. BRE Properties Inc	63.80%	89.67%	153.47%
36. Saul Centers Inc	66.48%	83.11%	149.59%
37. Highwoods Ppts Inc	42.40%	105.66%	148.06%
38. PS Bus Parks Inc	85.22%	62.41%	147.63%
39. Vornado Realty Tr	62.17%	83.68%	145.85%
40. Post Ppts Inc	62.00%	79.50%	141.50%
41. MULTIFAMILY SECTOR	62.00%	79.50%	141.50%
42. Gladstone Comm	6.65%	133.85%	140.50%
43. TRIPLE NET SECTOR	20.05%	120.45%	140.50%
44. Equity One Inc	32.94%	104.02%	136.96%
45. Plum Creek Timber	52.74%	82.67%	135.41%
46. Kilroy Realty	53.22%	80.45%	133.67%
47. One Liberty Ppts	0.90%	131.40%	132.30%
48. LaSalle Hotel	66.36%	64.59%	130.95%
49. Macerich Co	32.34%	98.24%	130.58%
50. Home Ppts Inc	32.76%	94.02%	126.78%
51. Urstadt Biddle	30.39%	96.14%	126.53%
52. Ashford Hsplty Tr	-11.82%	135.59%	123.77%
53. Monmouth RE Invt	4.60%	112.91%	117.51%
54. UDR Inc	21.61%	93.40%	115.02%
55. Agree Realty Corp	2.62%	108.95%	111.57%
56. Inland Real Estate	10.74%	98.48%	109.22%
57. Camden Ppty Tr	28.40%	78.06%	106.46%
58. Host Hotels&Resort	57.79%	42.43%	100.22%
59. SHOP CTR SECTOR	13.46%	80.16%	93.63%
60. INDUSTRIAL SECTOR	15.31%	66.26%	81.57%
61. Ryman Hospitality	39.97%	39.96%	79.92%
62. Regency Centers	16.19%	61.85%	78.03%
63. MALL SECTOR	2.33%	75.15%	77.48%
64. Winthrop Realty Tr	2.31%	74.70%	77.01%
65. Corp Office Ppts	12.81%	58.66%	71.47%
66. OFFICE SECTOR	9.88%	61.59%	71.47%
67. Aimco	-24.90%	94.79%	69.89%
68. Investors RE Trust	-13.33%	82.05%	68.72%
69. Weingarten Realty	-7.26%	68.16%	60.90%
70. Liberty Ppty Trust	-12.93%	72.94%	60.00%
71. LODGING SECTOR	-19.09%	78.54%	59.45%
72. Alexandria RE	9.88%	43.85%	53.73%
73. Kimco Realty Corp	-11.73%	52.62%	40.88%
74. Hospitality Ppts	-34.52%	73.50%	38.98%
75. Washington REIT	-20.00%	57.97%	37.97%
76. Getty Realty Corp	-29.75%	66.08%	36.33%
77. CommonWealth REIT	-42.24%	78.20%	35.96%
78. OFF/IND SECTOR	-37.94%	73.90%	35.96%
79. Healthcare Realty	-40.39%	69.93%	29.54%
80. Lexington Realty	-49.43%	77.81%	28.38%
81. CBL & Assoc Ppts	-36.42%	60.82%	24.39%
82. Hersha Hospitality	-44.85%	60.12%	15.27%
83. UMH Ppts Inc	-44.62%	59.85%	15.23%
84. Frst Potomac	-37.94%	49.88%	11.94%
85. Pennsylvania REIT	-47.71%	55.72%	8.00%
86. Ramco-Gershenson	-44.38%	52.32%	7.94%
87. General Growth	-27.68%	29.42%	1.75%
88. Brandywine Realty	-47.37%	46.58%	-0.79%
89. Glimcher Realty Tr	-58.18%	54.86%	-3.32%
90. Mack-Cali Realty	-48.39%	44.60%	-3.79%
91. FelCor Lodging Tr	-26.35%	18.48%	-7.87%
92. Cedar Realty Trust	-49.60%	37.52%	-12.08%
93. Duke Realty Corp	-51.48%	39.29%	-12.19%
94. DDR Corp	-54.22%	31.88%	-22.34%
95. First Indl Realty	-48.30%	25.89%	-22.41%
96. Parkway Ppts Inc	-53.63%	29.57%	-24.06%
97. Cousins Properties	-66.34%	38.24%	-28.10%
98. Roberts Realty	-86.95%	18.38%	-68.57%
99. Supertel	-93.38%	2.17%	-91.21%
100. Healthcare Trust	NA	NA	NA
101. Medical Properties	NA	NA	NA
102. Sabra Health Care	NA	NA	NA
103. BioMed Realty Tr	NA	NA	NA
104. Douglas Emmett Inc	NA	NA	NA
105. Franklin St Ppts	NA	NA	NA
106. Gvt Ppts Incm Tr	NA	NA	NA
107. Hudson Pacific	NA	NA	NA
108. Piedmont Office Tr	NA	NA	NA
109. CoreSite Realty	NA	NA	NA
110. Digital Realty Tr	NA	NA	NA
111. DuPont Fabros Tech	NA	NA	NA
112. DCT Industrial Tr	NA	NA	NA
113. Prologis Inc	NA	NA	NA
114. STAG Industrial	NA	NA	NA
115. Terreno Realty	NA	NA	NA
116. AmREIT Inc	NA	NA	NA
117. American Assets Tr	NA	NA	NA
118. Excel Tr Inc	NA	NA	NA
119. Kite Realty Grp Tr	NA	NA	NA
120. Wheeler REIT	NA	NA	NA
121. Retail Opportunity	NA	NA	NA
122. Retail Properties	NA	NA	NA
123. Whitestone REIT	NA	NA	NA
124. American Campus	NA	NA	NA
125. Campus Crest	NA	NA	NA
126. Education RealtyTr	NA	NA	NA
127. Extra Space stge	NA	NA	NA
128. CubeSmart	NA	NA	NA
129. Chatham Lodging	NA	NA	NA
130. Chesapeake Lodging	NA	NA	NA
131. DiamondRock Hsptly	NA	NA	NA
132. Pebblebrook Hotel	NA	NA	NA
133. RLJ Lodging Trust	NA	NA	NA
134. Strategic Hotels	NA	NA	NA
135. Summit Hotel Ppts	NA	NA	NA
136. SunstoneHotelInvt	NA	NA	NA
137. SoTHERLY Hotels	NA	NA	NA
138. American Rlty Ppty	NA	NA	NA
139. Select Income REIT	NA	NA	NA
140. Cole RE Invts	NA	NA	NA
141. Chambers St Ppts	NA	NA	NA
142. Spirit Realty	NA	NA	NA
143. DATA CENTER SECTOR	NA	NA	NA
144. STDNT HOUS SECTOR	NA	NA	NA

Indices

RMS	124.11%
S&P 500	104.30%
DJIA	105.46%

Sector Overview: Multifamily

1. Associated Estates	**119.56%**	**184.60%**	**304.16%**
2. AvalonBay Inc	147.34%	120.80%	268.14%
3. Essex Property Tr	123.47%	103.14%	226.60%
4. MAA	80.88%	118.48%	199.36%
5. Equity Resdl	75.77%	93.29%	169.06%
6. BRE Properties Inc	63.80%	89.67%	153.47%
7. Post Ppts Inc	62.00%	79.50%	141.50%
8. Home Ppts Inc	32.76%	94.02%	126.78%
9. UDR Inc	21.61%	93.40%	115.02%
10. Camden Ppty Tr	28.40%	78.06%	106.46%
11. Aimco	-24.90%	94.79%	69.89%
12. Investors RE Trust	-13.33%	82.05%	68.72%
13. Roberts Realty	-86.95%	18.38%	-68.57%

Source: Public Filings, Capital IQ, SNL Financial
Note: Analysis based on reported consolidated financial statements

EXHIBIT E

Participant Account Name	Number
BNP PARIBAS NY BRANCH/PARIS BONDS	7382
BNP PARIBAS NY BRANCH/BNP PARIBAS UK LIMITED	8180
BNP PARIBAS NY BRANCH/USAL	8183
BRANCH BANKING AND TRUST COMPANY	5385
BRANCH BANKING AND TRUST COMPAY/FM/IPA	1518
BRANCH BANKING & TRUST CO/FM IP BB&T CORP.	2703
BRANCH BANKING & TRUST CO/FM IP BB&T	2705
BRANCH BANKING & TRUST CO/FM IP SALEM FINANCIAL	2707
BRANCH BANKING AND TRUST COMPANY/FM IP CBG REMIC LLC	2867
BRANCH BANKING AND TRUST COMPANY/FM/IP CBG INC.	2871
BROWN BROTHERS HARRIMAN & CO.	0010
BROWN BROTHERS HARRIMAN & CO./ETF	0109
SECURITIES LENDING SPO ACCOUNT/BBH	5288
C.L. KING & ASSOCIATES, INC.	0743
CAJA DE VALORES S.A.	5610
CALDWELL TRUST COMPANY	2687
CANTOR FITZGERALD & CO.	0696
CANTOR FITZGERALD & CO. / CANTOR CLEARING SERVICES	0197
CANTOR FITZGERALD/STOCK LOAN	5253
CANTOR FITZGERALD & CO./AQUA SECURITIES, LP	7310
CANTOR FITZGERALD & CO./DEBT CAPITAL MARKETS	7311
CAVALI ICLV S.A.	2011
CDS CLEARING AND DEPOSITORY SERVICES INC.	4800
ROYAL BANK OF CANADA-ROYAL TRUST/CDS**	4707
BMO NESBITT BURNS INC./BMO TRUST COMPANY/CDS**	4712
THE BANK OF NOVA SCOTIA/PRINCIPAL EQUITIES/CDS**	4794
THE BANK OF NOVA SCOTIA/SUB FIXED INCOME/IMPACT/CDS**	4795
BMO NESBITT BURNS/INSTITUTIONAL/CDS**	4797
RBC DOMINION SECURITIES INC./CDS**	4801
TORONTO-DOMINION BANK (THE)**	4805
DEUTSCHE BANK SECURITIES LIMITED/ #1/CDS**	4806
J.P. MORGAN SECURITIES CANADA INC. **	4808
THE BANK OF NOVA SCOTIA/CDS**	4812
THE BANK OF NOVA SCOTIA/ SCE LTD./CDS**	4814
THE BANK OF NOVA SCOTIA/CLIENT A	4816
BANK OF MONTREAL/ CHICAGO/CDS**	4817
FIDUCIE DESJARDINS INC.**	4818
BANK OF MONTREAL/ IRELAND/CDS**	4819
BANK OF MONTREAL/ LONDON/CDS**	4822
THE BANK OF NOVA SCOTIA/CLIENT B/CDS**	4838
BANK OF MONTREAL**	4855
LAURENTIAN BANK OF CANADA/CDS**	5001
RBC DOMINION SECURITIES INC./CDS**	5002
NEWEDGE CANADA INC./CDS**	5003
NBCN INC./CDS**	5008
QTRADE SECURITIES INC./CDS**	5009
SCOTIA CAPITAL INC./CDS**	5011
EDWARD JONES/CDS**	5012
CALDWELL SECURITIES LTD./CDS**	5013
PETERS & CO. LIMITED/CDS**	5014
GMP SECURITIES L.P./CDS**	5016
UBS SECURITIES CANADA INC./CDS**	5017
CREDIT SUISSE SECURITIES CANADA INC./CDS**	5019
MACDOUGALL, MACDOUGALL & MACTIER INC./CDS**	5022
MACQUARIE PRIVATE WEALTH INC./CDS**	5025
PICTET CANADA L.P./CDS**	5027
DESJARDINS SECURITIES INC./CDS**	5028
MACKIE RESEARCH CAPITAL CORPORATION/CDS**	5029
CIBC WORLD MARKETS INC./CDS**	5030
TD WATERHOUSE CANADA INC./CDS**	5036
DWM SECURITIES INC./CDS**	5039
FIDELITY CLEARING CANADA ULC/CDS**	5040
BMO NESBITT BURNS INC./CDS**	5043
ROYAL BANK OF CANADA-ROYAL TRUST 1/CDS**	5044
CANACCORD GENUITY CORP./CDS**	5046
MANULIFE SECURITIES INCORPORATED/CDS**	5047
CORMARK SECURITIES INC./CDS**	5055
HAYWOOD SECURITIES INC./CDS**	5058
PENSON FINANCIAL SERVICES CANADA INC./CDS**	5063
GLOBAL SECURITIES CORPORATION/CDS**	5069
JONES GABLE & COMPANY LIMITED/CDS**	5070
LEEDE FINANCIAL MARKETS INC./CDS**	5071
MAPLE SECURITIES CANADA LIMITED/CDS**	5072
ODLUM BROWN LIMITED/CDS**	5074
PI FINANCIAL CORP./CDS**	5075
RAYMOND JAMES LTD./CDS**	5076
W.D. LATIMER CO LTD./CDS**	5078
WOLVERTON SECURITIES LTD./CDS**	5079
CREDENTIAL SECURITIES INC./CDS**	5083
QUESTRADE INC./CDS**	5084
BBS SECURITIES INC./CDS**	5085
CDS CLEARING AND DEPOSITORY SERVICES INC.**	5099
CENTRAL TRUST BANK (THE)	2880

RULES

BY-LAWS

ORGANIZATION CERTIFICATE

THE DEPOSITORY TRUST COMPANY

JUNE 2013

DTC Omnibus Account CAD Net Settlement Debit	12(a)
DTC Omnibus Account Net Debit Cap	8(a)
DTC Omnibus Account Net Settlement Credit	12(a)
DTC Omnibus Account Net Settlement Debit	12(a)
DTC Omnibus Account USD Net Debit Cap	8(a)
DTC Omnibus Account USD Net Settlement Credit	12(a)
DTC Omnibus Account USD Net Settlement Debit	12(a)
DTC Settlement Payment Deadline	13(b)
DTC Settlement Recap	12(b)
DTC Settlement Recap Time	12(b)
Full-Service Canadian-Link Security	4(a)
Funds	1(h)(5)
Intra-DTC CAD Funds Transactions	1(a)(5)
Intra-DTC CAD Securities Transactions	1(a)(3)
Intra-DTC Securities	1(h)(13)
Intra-DTC Transactions	1(h)(10)
Limited-Service Canadian-Link Security	4(a)
Participant Canadian Settlement Bank	13(d)
Payment Default Conversion Rate	16(c)
Payment Default Exchange Rate	16(a)
Rules and Procedures of CDS	2(a)
USD Funds	1(h)(4)

Section 1. Overview of Canadian-Link Service.

In General

(a) Through a link between the Corporation and CDS Clearing and Depository Services Inc. ("CDS"), the Corporation provides a service (the "Canadian-Link Service") for:

(1) the settlement of valued transactions (A) in Securities that are Eligible Securities (as described in Section 1 of Rule 5) and Securities that are not Eligible Securities (B) in Canadian dollars (C) between Participants of the Corporation and participants of CDS ("Cross-Border CAD Securities Transactions");

(2) the settlement of valued transactions in (A) Securities that are not Eligible Securities (B) in US dollars (C) between Participants of the Corporation and participants of CDS ("Cross-Border USD Securities Transactions");

(3) the settlement of valued transactions (A) in Securities that are Eligible Securities (B) in Canadian dollars (C) between Participants of the Corporation and other Participants of the Corporation ("Intra-DTC CAD Securities Transactions");

(4) the transfer of Canadian dollars between Participants of the Corporation and participants of CDS ("Cross-Border CAD Funds Transactions"); and

(5) the transfer of Canadian dollars between Participants of the Corporation and other Participants of the Corporation ("Intra-DTC CAD Funds Transactions").

(b) The Corporation provides the Canadian-Link Service as a securities intermediary for its Participants. All transactions in securities and transfers of funds are subject to the Rules and Procedures of the Corporation, including this Rule 30 and the Procedures adopted hereunder. In the event of a conflict between the provisions of this Rule 30 and the Procedures adopted hereunder and the provisions of any other Rules and Procedures of the Corporation, the provisions of this Rule 30 and the Procedures adopted hereunder shall prevail. The Canadian-Link Service shall constitute a Program for purposes of the Rules and Procedures of the Corporation.

Specific Transactions

(c) For the settlement of a Cross-Border CAD Securities Transaction between a Participant of the Corporation and a participant of CDS:

(1) where a Participant of the Corporation is the seller of the Securities, (A) the Securities are debited from the account of the seller at the Corporation, credited to the account of the Corporation at CDS and delivered against payment to the purchaser through the facilities of CDS, (B) money settlement between the Corporation and CDS is included in the Canadian dollar settlement of transactions processed through the facilities of CDS and (C) money settlement between the Corporation and the seller takes place between Canadian settlement banks acting for the Corporation and the Seller; and

(2) where a Participant of the Corporation is the purchaser of the Securities, (A) the Securities are delivered against payment to the Corporation through the facilities of CDS, debited from the account of the Corporation at CDS and credited to the account of the purchaser at the Corporation, (B) money settlement between the Corporation and CDS is included in the Canadian dollar settlement of transactions processed through the facilities of CDS and (C) money settlement between the Corporation and the purchaser takes place between Canadian settlement banks acting for the Corporation and the purchaser.

(d) For the settlement of a Cross-Border USD Securities Transaction between a Participant of the Corporation and a participant of CDS:

(1) where a Participant of the Corporation is the seller of the Securities, (A) the Securities are debited from the account of the seller at the Corporation, credited to the account the Corporation at CDS and delivered against payment to the purchaser through the facilities of CDS, (B) money settlement between the Corporation and CDS is included in the US dollar settlement of transactions processed through the facilities of the Corporation and (C) money settlement between the Corporation and the seller is also included in the US dollar settlement of transactions processed through the facilities of the Corporation; and

(2) where a Participant of the Corporation is the purchaser of the Securities, (A) the Securities are delivered against payment to the Corporation through the facilities of CDS, debited from the account of the Corporation at CDS and credited to the account of the purchaser at the Corporation, (B) money settlement between the Corporation and CDS is included in the US dollar settlement of transactions processed through the facilities of the Corporation and (C) money settlement between the Corporation and the purchaser is also included in the US dollar settlement of transactions processed through the facilities of the Corporation.

(e) For the settlement of an Intra-DTC CAD Securities Transaction between a Participant of the Corporation and another Participant of the Corporation:

(1) the Securities are debited from the account of the seller at the Corporation and credited to the account of the purchaser at the Corporation;

(2) money settlement between the Corporation and the seller takes place between Canadian settlement banks acting for the Corporation and the seller; and

(3) money settlement between the Corporation and the purchaser also takes place between Canadian settlement banks acting for the Corporation and the purchaser.

(f) A Cross-Border CAD Funds Transaction between a Participant of the Corporation and a participant of CDS is processed through the facilities of CDS.

(g) An Intra-DTC CAD Funds Transaction between a Participant of the Corporation and another Participant of Corporation is processed though Canadian settlement banks acting for the Corporation and such Participants.

Certain Definitions

(h) For purposes of this Rule 30:

(1) Participants of the Corporation that use the Canadian-Link Service are referred to as "Canadian-Link Participants";

(2) participants of CDS (other than the Corporation) are referred to as "CDS Participants";

EXHIBIT F

KeyBanc Capital Markets

The Leaderboard

Associated Estates Realty Corporation (ticker: AEC)

Real Estate Investment Banking — May 24, 2013

David Gorden - Managing Director
(617) 385-6220
dgorden@key.com

Mark Koster - Managing Director
(770) 510-2150
mkoster@key.com

John Horrigan - Managing Director
(216) 689-4615
jhorrigan@key.com

Michael Hawkins - Managing Director
(212) 476-7425
michael.hawkins@key.com

Robert Woomer - Director
(212) 476-7426
robert.woomer@key.com

Russ Hancock - Director
(617) 385-6230
rhancock@key.com

The following presentation provides a detailed analysis of the Equity REIT market, including current trading, total return, leverage, coverage and valuation statistics.

This presentation analyzes 129 Equity REITs within the following 13 sectors:

- Health Care (11)
- Office (17)
- Data Center (3)
- Industrial (6)
- Office / Industrial (7)
- Shopping Center (18)
- Malls (8)
- Student Housing (3)
- Manufactured Housing (3)
- Multifamily (14)
- Self Storage (4)
- Lodging (17)
- Triple Net / Specialty (18)

Industry Comps:
Section I presents a series of 49 ranking tables comprised of each of the 129 publicly traded Equity REITs plus the median values for each of the 13 sectors listed above.

Sector Comps:
Section II provides a series of tables which are broken by the 13 sectors listed above.

(median)	Healthcare	Office	Data Center	Industrial	Office / Industrial	Shopping Center	Malls	Student Housing	Manfact. Housing	Multi-family	Self Storage	Lodging	Triple Net	All REITs
Market Data														
Current Yield	4.41%	3.33%	3.92%	3.02%	4.21%	3.65%	2.92%	3.61%	4.80%	3.29%	2.94%	3.50%	4.83%	3.65%
Market Cap	$2,462	$2,726	$2,057	$1,946	$2,577	$1,376	$6,208	$1,274	$1,989	$4,011	$3,600	$1,670	$1,917	$2,369
Aggregate	$86.3 B	$80.3 B	$11.9 B	$29.1 B	$22.3 B	$48.6 B	$113.4 B	$6.7 B	$5.9 B	$83.0 B	$37.3 B	$38.2 B	$51.5 B	$614.7 B
Enterprise Value	$3,784	$5,055	$3,490	$3,087	$5,419	$2,616	$11,440	$1,791	$3,463	$6,208	$5,015	$2,973	$2,128	$3,826
Aggregate	$122.2 B	$141.2 B	$18.7 B	$45.6 B	$42.1 B	$83.4 B	$179.9 B	$10.1 B	$9.9 B	$127.4 B	$44.6 B	$63.3 B	$71.8 B	$960.1 B
Total Return														
1 Week Total Return	-6.85%	-2.90%	-4.02%	-4.00%	-4.98%	-3.75%	-4.56%	-3.77%	-4.24%	-3.20%	-2.87%	-2.52%	-3.83%	-3.81%
3 Mnth. Total Return	12.14%	6.49%	6.16%	10.81%	10.48%	9.63%	10.82%	-0.12%	8.13%	4.16%	12.82%	10.84%	13.48%	9.08%
LTM Total Return	42.90%	26.35%	-1.20%	39.64%	26.06%	34.37%	25.03%	4.74%	24.14%	10.44%	46.50%	36.66%	45.33%	32.01%
2 Year Total Return	57.71%	13.76%	12.03%	52.65%	34.58%	41.84%	48.41%	34.83%	47.39%	17.74%	74.07%	28.09%	51.06%	38.38%
3 Year Total Return	100.88%	29.81%	24.82%	98.35%	58.33%	73.41%	107.17%	91.61%	79.79%	59.52%	121.30%	37.50%	77.92%	72.28%
4 Year Total Return	190.65%	134.53%	174.21%	132.86%	111.79%	130.80%	405.88%	162.58%	144.78%	196.32%	362.41%	158.03%	188.67%	170.10%
5 Year Total Return	110.56%	8.97%	66.85%	10.68%	18.49%	9.26%	56.41%	44.28%	81.76%	63.28%	115.21%	-14.25%	90.00%	43.93%
Leverage / Coverage														
EBITDA / (IE + Pfd)	3.48x	2.70x	3.89x	2.47x	2.18x	2.40x	2.68x	3.74x	2.36x	3.23x	3.85x	2.64x	2.73x	2.73x
(Debt + Pfd.) / EV	26.95%	38.34%	29.97%	31.61%	46.17%	42.71%	48.37%	32.87%	39.80%	36.31%	24.53%	39.27%	29.87%	36.00%
Valuation														
P / '13 FFO	17.83x	15.89x	13.80x	18.73x	13.62x	17.50x	19.38x	18.26x	15.96x	17.45x	20.60x	12.07x	15.77x	16.81x
P / '14 FFO	16.72x	15.40x	11.85x	17.77x	13.19x	16.53x	17.93x	16.57x	14.77x	16.77x	19.11x	10.75x	14.71x	15.39x
P / '13 AFFO	19.49x	22.23x	16.63x	28.03x	20.01x	22.70x	23.43x	19.59x	17.57x	20.72x	22.51x	16.16x	17.35x	20.18x
P / '14 AFFO	18.23x	19.96x	14.83x	24.25x	18.87x	19.55x	21.78x	17.88x	16.29x	19.70x	20.76x	13.02x	15.29x	18.57x
'13 FFO Payout	75.8%	54.4%	60.3%	68.2%	52.6%	63.9%	51.3%	77.6%	58.0%	62.1%	61.9%	46.6%	83.6%	62.1%
'13 AFFO Payout	83.6%	77.4%	64.7%	92.9%	78.2%	82.4%	60.5%	81.6%	62.9%	73.1%	67.3%	59.6%	81.6%	76.7%

Price / Consensus NAV Estimate



# of Companies
18
16
14
12
10
8
6
4
2
0
0
4
14
9
11
14
11
12
12
13
5
3
3
8
17
<= 80.0%
80.0% to 90.0%
90.0% to 95.0%
95.0% to 97.5%
97.5% to 100.0%
100.0% to 102.5%
102.5% to 105.0%
105.0% to 107.5%
107.5% to 110.0%
110.0% to 112.5%
112.5% to 115.0%
115.0% to 117.5%
117.5% to 120.0%
120.0% to 125.0%
> 125.0%

Company	Stock Price	Consen. NAV	Price / NAV
1. Omega Healthcare	$34.04	$17.59	193.52%
2. Natl Health Invrs	$67.20	$39.93	168.29%
3. American Rlty Ppty	$16.54	$9.85	167.92%
4. Getty Realty Corp	$21.89	$13.30	164.59%
5. Medical Properties	$16.35	$10.31	158.58%
6. HCP Inc	$50.83	$32.75	155.21%
7. Health Care REIT	$74.04	$47.96	154.38%
8. HEALTHCARE SECTOR	$0.00	$26.92	153.06%
9. LTC Properties Inc	$44.90	$29.59	151.74%
10. Ventas Inc	$76.66	$51.60	148.57%
11. Realty Income Corp	$49.67	$34.25	145.02%
12. Sabra Health Care	$29.50	$21.32	138.37%
13. W. P. Carey Inc.	$71.99	$53.75	133.93%
14. Extra Space stge	$43.44	$32.49	133.70%
15. Natl Retail Ppts	$38.85	$29.23	132.91%
16. Public Storage	$162.59	$128.82	126.21%
17. STAG Industrial	$23.05	$18.29	126.03%
18. FelCor Lodging Tr	$6.15	$4.96	123.99%
19. Sun Communities	$52.45	$42.82	122.49%
20. EPR Properties	$56.54	$46.22	122.33%
21. SELF STOR SECTOR	$0.00	$47.24	122.26%
22. PS Bus Parks Inc	$81.45	$66.67	122.17%
23. Retail Opportunity	$14.99	$12.29	121.97%
24. EastGroup Ppts Inc	$62.55	$51.39	121.72%
25. Retail Properties	$14.72	$12.12	121.45%
26. CubeSmart	$16.68	$14.10	118.30%
27. Equity One Inc	$25.04	$21.28	117.67%
28. MFG HOUSING SECTOR	$0.00	$57.41	117.53%
29. Liberty Ppty Trust	$42.02	$36.37	115.53%
30. Healthcare Realty	$27.23	$23.60	115.38%
31. Sr Housing Ppts Tr	$27.88	$24.24	115.02%
32. Hudson Pacific	$22.82	$19.92	114.56%
33. Douglas Emmett Inc	$27.11	$23.85	113.67%
34. Potlatch Corp	$49.54	$43.66	113.47%
35. American Assets Tr	$34.76	$30.72	113.15%
36. Eqty LifeStyle	$81.04	$71.99	112.57%
37. Weingarten Realty	$33.26	$29.61	112.33%
38. Federal Realty	$113.34	$100.96	112.26%
39. Lexington Realty	$12.63	$11.26	112.17%
40. Acadia Realty Tr	$27.29	$24.53	111.25%
41. DCT Industrial Tr	$7.73	$6.95	111.22%
42. Brandywine Realty	$14.92	$13.43	111.09%
43. Monmouth RE Invt	$10.77	$9.73	110.69%
44. Sovran Slf Stge	$68.56	$61.98	110.62%
45. Regency Centers	$54.47	$49.26	110.58%
46. Hospitality Ppts	$30.86	$27.93	110.49%
47. INDUSTRIAL SECTOR	$0.00	$19.54	110.46%
48. Tanger Factory	$36.65	$33.28	110.13%
49. TRIPLE NET SECTOR	$0.00	$27.82	110.12%
50. Prologis Inc	$42.45	$38.70	109.69%
51. Spirit Realty	$21.56	$19.68	109.55%
52. DDR Corp	$18.71	$17.09	109.48%
53. SHOP CTR SECTOR	$0.00	$17.09	109.48%
54. Parkway Ppts Inc	$18.01	$16.50	109.15%
55. Inland Real Estate	$11.33	$10.39	109.05%
56. Kite Realty Grp Tr	$6.51	$6.00	108.50%
57. Pebblebrook Hotel	$27.16	$25.13	108.08%
58. CBL & Assoc Ppts	$25.20	$23.33	108.02%
59. Simon Property	$174.47	$161.56	107.99%
60. Gladstone Comm	$20.46	$19.00	107.68%

Company	Stock Price	Consen. NAV	Price / NAV
61. Whitestone REIT	$17.21	$16.00	107.56%
62. First Indl Realty	$17.83	$16.64	107.15%
63. Plum Creek Timber	$51.83	$48.39	107.11%
64. Duke Realty Corp	$17.41	$16.26	107.07%
65. OFF/IND SECTOR	$0.00	$21.05	107.07%
66. Kilroy Realty	$57.02	$53.33	106.92%
67. Cousins Properties	$10.51	$9.87	106.48%
68. SunstoneHotelInvt	$12.68	$11.91	106.47%
69. Agree Realty Corp	$33.47	$31.55	106.09%
70. Macerich Co	$66.86	$63.26	105.69%
71. Essex Property Tr	$163.90	$155.39	105.48%
72. CoreSite Realty	$33.70	$31.96	105.44%
73. Gvt Ppts Incm Tr	$25.60	$24.33	105.22%
74. MALL SECTOR	$0.00	$28.31	103.70%
75. American Campus	$43.09	$41.58	103.63%
76. Corp Office Ppts	$28.29	$27.32	103.55%
77. Ramco-Gershenson	$16.77	$16.22	103.39%
78. Excel Tr Inc	$14.60	$14.14	103.25%
79. Mid-America Apt	$72.06	$69.79	103.25%
80. Highwoods Ppts Inc	$37.45	$36.33	103.08%
81. Digital Realty Tr	$63.03	$61.18	103.02%
82. DATA CENTER SECTOR	$0.00	$31.96	103.02%
83. Host Hotels&Resort	$18.13	$17.64	102.78%
84. BioMed Realty Tr	$22.20	$21.65	102.54%
85. SL Green Realty	$90.97	$88.94	102.28%
86. OFFICE SECTOR	$0.00	$24.33	102.28%
87. One Liberty Ppts	$27.00	$26.40	102.27%
88. Franklin St Ppts	$13.93	$13.67	101.90%
89. Kimco Realty Corp	$23.15	$22.74	101.80%
90. Glimcher Realty Tr	$12.45	$12.24	101.72%
91. Pennsylvania REIT	$21.19	$20.86	101.58%
92. Piedmont Office Tr	$20.11	$19.81	101.51%
93. Investors RE Trust	$9.46	$9.32	101.50%
94. Education RealtyTr	$11.07	$10.91	101.47%
95. STDNT HOUS SECTOR	$0.00	$13.95	101.47%
96. Boston Properties	$112.44	$111.14	101.17%
97. General Growth	$21.54	$21.38	100.75%
98. Equity Resdl	$60.30	$60.13	100.28%
99. MPG Office Tr Inc	$3.13	$3.13	100.00%
100. Chesapeake Lodging	$23.13	$23.42	98.76%
101. Hersha Hospitality	$5.95	$6.03	98.67%
102. Rayonier Inc	$58.15	$59.08	98.43%
103. Taubman Centers	$84.44	$85.98	98.21%
104. Summit Hotel Ppts	$10.19	$10.38	98.17%
105. LODGING SECTOR	$0.00	$15.60	98.13%
106. Ashford Hsplty Tr	$13.30	$13.56	98.08%
107. Vornado Realty Tr	$84.27	$85.96	98.03%
108. AvalonBay Inc	$138.58	$141.56	97.89%
109. CapLease Inc	$7.10	$7.27	97.66%
110. CommonWealth REIT	$20.49	$21.05	97.34%
111. Washington REIT	$29.24	$30.19	96.85%
112. RLJ Lodging Trust	$23.45	$24.22	96.82%
113. Chatham Lodging	$19.20	$19.87	96.63%
114. DiamondRock Hsptly	$9.51	$9.90	96.06%
115. Alexandria RE	$73.70	$76.98	95.74%
116. Campus Crest	$13.28	$13.95	95.20%
117. LaSalle Hotel	$26.56	$27.94	95.06%
118. DuPont Fabros Tech	$25.53	$26.86	95.05%
119. Saul Centers Inc	$45.58	$48.03	94.90%
120. Home Ppts Inc	$63.64	$67.12	94.82%

Company	Stock Price	Consen. NAV	Price / NAV
121. Terreno Realty	$19.60	$20.79	94.28%
122. BRE Properties Inc	$52.35	$55.64	94.09%
123. MULTIFAMILY SECTOR	$0.00	$55.64	94.09%
124. Aimco	$31.61	$33.66	93.91%
125. UDR Inc	$25.28	$26.94	93.84%
126. Select Income REIT	$27.85	$29.75	93.61%
127. Camden Ppty Tr	$72.11	$77.07	93.56%
128. Cedar Realty Trust	$6.31	$6.75	93.48%
129. Post Ppts Inc	$50.07	$53.59	93.43%
130. Mack-Cali Realty	$27.26	$29.29	93.07%
131. Winthrop Realty Tr	$12.99	$13.98	92.92%
132. Ryman Hospitality	$40.45	$43.57	92.84%
133. Strategic Hotels	$8.13	$9.10	89.34%
134. Associated Estates	**$18.12**	**$20.54**	**88.22%**
135. Colonial Ppts Tr	$23.40	$26.70	87.64%
136. Frst Potomac	$14.26	$16.36	87.16%
137. Supertel	$1.00	$1.88	53.19%
138. Universal Health	$48.15	NA	NA
139. Urstadt Biddle	$22.09	NA	NA
140. UMH Ppts Inc	$10.86	NA	NA
141. Roberts Realty	$1.31	NA	NA
142. SoTHERLY Hotels	$4.40	NA	NA

Sector Overview: Multifamily

1. Essex Property Tr	$163.90	$155.39	105.48%
2. Mid-America Apt	$72.06	$69.79	103.25%
3. Investors RE Trust	$9.46	$9.32	101.50%
4. Equity Resdl	$60.30	$60.13	100.28%
5. AvalonBay Inc	$138.58	$141.56	97.89%
6. Home Ppts Inc	$63.64	$67.12	94.82%
7. BRE Properties Inc	$52.35	$55.64	94.09%
8. Aimco	$31.61	$33.66	93.91%
9. UDR Inc	$25.28	$26.94	93.84%
10. Camden Ppty Tr	$72.11	$77.07	93.56%
11. Post Ppts Inc	$50.07	$53.59	93.43%
12. Associated Estates	**$18.12**	**$20.54**	**88.22%**
13. Colonial Ppts Tr	$23.40	$26.70	87.64%

Source: Public Filings, Capital IQ, SNL Financial
Note: Analysis based on reported consolidated financial statements